Execution Version

SPROTT MINING INC.

- and -

FIRST MAJESTIC SILVER CORP.

SHARE PURCHASE AGREEMENT

DATED MARCH 11, 2021

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION

1.1 Definition	- 1 -
1.2 Rules of Construction	- 12 -
1.3 Currency	- 13 -
1.4 Time of Essence	- 13 -
1.5 Knowledge	- 13 -
1.6 Schedules	- 13 -
1.7 Disclosure Letter	- 13 -

ARTICLE 2 PURCHASE OF SHARES

2.1 Purchase of Shares	- 14 -
2.2 Purchase Price	- 14 -
2.3 Payment of Purchase Price	- 14 -
2.4 Concurrent Private Placement	- 15 -
2.5 Escrow Amount	- 15 -
2.6 Closing Purchase Price Adjustment	- 15 -
2.7 Consideration Shares	- 17 -

ARTICLE 3 CLOSING

3.1 Closing Date	- 17 -
3.2 Place of Closing	- 18 -
3.3 Delivery of Closing Documentation to the Purchaser	- 18 -
3.4 Delivery of Closing Documents to the Vendor	- 19 -

ARTICLE 4 COVENANTS OF THE PARTIES

4.1 Actions to Satisfy Closing Conditions	- 20 -
4.2 Conduct of Business of the Vendor and the Acquired Corporations	- 20 -
4.3 Notice of Certain Events	- 22 -
4.4 Public Statements	- 22 -
4.5 Tax Returns; Control over Tax Proceedings; Refund of Taxes	- 23 -
4.6 Exclusivity	- 26 -
4.7 Insurance Matters	- 27 -
4.8 Indebtedness and Intercompany Debt	- 27 -
4.9 Reclamation and Performance Bonds	- 27 -
4.10 Business Acquisition Report	- 27 -
4.11 Access to Information	- 27 -
4.12 Risk of Loss	- 27 -
4.13 TSX and NYSE Approval	- 28 -
4.14 HSR Filing	- 28 -
4.15 Audited Financial Statements	- 29 -
4.16 Post-Closing Amalgamation	- 29 -

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF VENDOR

5.1 Existence of the Vendor	- 29 -
5.2 Execution, Delivery and Enforceability	- 29 -
5.3 Existence of the Acquired Corporations	- 29 -
5.4 No Conflict	- 30 -
5.5 Capitalization of the Acquired Corporations	- 30 -
5.6 Consents	- 31 -
5.7 Financial Statements; Absence of Undisclosed Liabilities	- 31 -
5.8 No Material Adverse Change.	- 31 -
5.9 Ownership of and Sufficiency of Tangible Personal Property.	- 32 -

5.10 Intellectual Property	- 32 -
5.11 Litigation	- 33 -
5.12 Compliance with Laws; Permits and Licenses	- 33 -
5.13 Environmental Matters	- 34 -
5.14 Employees	- 35 -
5.15 Employee Benefit Plans	- 37 -
5.16 Tax Matters	- 39 -
5.17 Brokerage	- 42 -
5.18 Related Party Transactions	- 43 -
5.19 Mineral Title	- 43 -
5.20 Owned Real Property	- 44 -
5.21 Leased Real Property	- 44 -
5.22 Contracts	- 44 -
5.23 Accounts Receivable	- 45 -
5.24 Accounts Payable	- 45 -
5.25 Insurance Policies	- 45 -
5.26 Mine Safety and Health	- 46 -
5.27 Bank Accounts; Books and Records	- 46 -
5.28 Expropriation	- 46 -
5.29 Investment Canada Act	- 46 -
5.30 United States Investment Company Act	- 46 -
5.31 U.S. Securities Representation	- 46 -
5.32 Pre-Closing Reorganization	- 46 -

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF PURCHASER

6.1 Existence	- 47 -
6.2 Execution, Delivery and Enforceability	- 47 -
6.3 No Conflict	- 47 -
6.4 Consents and Regulatory Approvals	- 47 -
6.5 Litigation	- 47 -
6.6 Capitalization of Purchaser	- 48 -
6.7 First Majestic Material Subsidiaries	- 48 -
6.8 Reporting Issuer Status and Listing	- 48 -
6.9 Public Filings	- 49 -
6.10 U.S. Securities Law Matters	- 49 -
6.11 Absence of Changes	- 49 -
6.12 Ownership of Assets	- 49 -
6.13 Compliance with Laws	- 50 -
6.14 Environmental	- 50 -
6.15 Material Contracts	- 50 -
6.16 Financial Statements.	- 50 -
6.17 Internal Controls.	- 50 -
6.18 Anti-Corruption and Money Laundering	- 52 -
6.19 Taxes.	- 52 -

ARTICLE 7 CLOSING CONDITIONS

7.1 Closing Conditions in Favour of the Purchaser	- 54 -
7.2 Closing Conditions in Favour of the Vendor	- 55 -

ARTICLE 8 SURVIVAL AND INDEMNIFICATION

8.1 Survival of Representations, Warranties and Covenants	- 56 -
8.2 Indemnification by the Vendor	- 56 -
8.3 Indemnification by the Purchaser	- 57 -
8.4 Limitation of Liability.	- 57 -
8.5 Notice of Claim.	- 58 -
8.6 Time Limits for Notice of Claim for Breach of Representations and Warranties.	- 59 -
8.7 Direct Claims	- 59 -

8.8 Third Party Claims	- 60 -
8.9 Adjustments	- 61 -
8.10 Exclusivity	- 62 -
8.11 Reasonable Steps to Mitigate	- 62 -
8.12 Trustee and Agent	- 62 -

ARTICLE 9 TERMINATION

9.1 Termination	- 62 -
9.2 Termination Fee Events	- 63 -
9.3 Termination Procedure	- 64 -
9.4 Surviving Provisions on Termination	- 65 -

ARTICLE 10 GENERAL PROVISIONS

10.1 Notices	- 65 -
10.2 Applicable Law	- 65 -
10.3 Equitable Remedies	- 66 -
10.4 Entire Agreement	- 66 -
10.5 Severability	- 66 -
10.6 No Waiver	- 66 -
10.7 Further Assurance	- 67 -
10.8 Amendments	- 67 -
10.9 Assignment	- 67 -
10.10 Enurement	- 67 -
10.11 Expenses	- 67 -
10.12 Counterparts	- 67 -

SHARE PURCHASE AGREEMENT

This Agreement made the 11th day of March, 2021

AMONG:

FIRST MAJESTIC SILVER CORP., a corporation existing under the laws of the Province of British Columbia

(the "Purchaser")

- and -

SPROTT MINING INC., a corporation existing under the laws of the Province of Ontario

(the "Vendor")

WHEREAS the Vendor owns all of the issued and outstanding shares (the "Shares") of Jerritt Canyon Canada Ltd. (the "Corporation");

AND WHEREAS the Corporation, indirectly through the Subsidiaries (as defined below), owns and operates the Jerritt Canyon Gold Mine located in Elko County, Nevada, USA; and

AND WHEREAS the Purchaser wishes to purchase the Shares from the Vendor upon the terms and conditions set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions.  In this Agreement (including the recitals and the Schedules hereto), the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have the corresponding meanings:

"Accrued Sprott Royalty" means the accrued royalty payments owing to the Vendor, as successor to Eric Sprott, pursuant to that certain Conveyance of Net Smelter Returns Royalty, dated May 22, 2014, between Eric Sprott and Veris Gold USA Inc. and recorded in Elko County, Nevada on June 2, 2014 as document number 686854, as ratified by the Ratification of Royalty, dated June 25, 2015, between Eric Sprott and Jerritt Canyon Gold LLC and recorded in Elko County August 13, 2015 as document number 701365, for all periods prior to the conveyance of the royalty to Nevada Select Royalty Corp., recorded on March 1, 2021 as Document No. 763115, in the amount of [Redacted for confidentiality purposes];

"Acquired Corporations" means the Corporation and the Acquired Subsidiaries collectively, and "Acquired Corporation" means any one of the Acquired Corporations;

"Acquired Subsidiaries" means JCM Holdings I Limited, JCM Holdings II Limited, JCM Holdings III Limited and Jerritt Canyon Gold LLC collectively, and "Acquired Subsidiary" means any one of the Acquired Subsidiaries;

"Adjustment Amount" means the sum of the Working Capital Adjustment Amount and the Triggered Tax Adjustment Amount;

"Adjustment Amount Statement" has the meaning set out in Section 2.6(a);

"Affiliate" means, with respect to any person, any person which directly or indirectly Controls, or is Controlled by, or is under common Control with, that person;

"Affiliated Group" means an affiliated group as defined in Section 1504 of the U.S. Internal Revenue Code (or any analogous combined, consolidated or unitary group defined under any state, local or non-U.S. Law) of which any of the Acquired Subsidiaries is or has been a member;

"Agreement" means this share purchase agreement (including the Schedules hereto), as the same may be amended from time to time in accordance herewith;

"Audited Financial Statements" has the meaning set out in Section 4.15;

"BAR" has the meaning set out in Section 4.10;

"Business" means the business operations of the Mine, as currently conducted.

"Business Corporations Act" means the Business Corporations Act (British Columbia);

"Business Day" means any day, other than a Saturday, Sunday or statutory holiday in the Province of Ontario, Canada or the Province of British Columbia, Canada, or the State of Nevada, on which commercial banks in Toronto, Ontario, Vancouver, British Columbia, and Elko, Nevada are open for business;

"Canada Tax Act" means the Income Tax Act (Canada), as amended;

"Cash Consideration" has the meaning set out in Section 2.2;

"Claim" has the meaning set out in Section 8.5(a);

"Closing" means the closing of the transactions contemplated hereby;

"Closing Date" has the meaning set out in Section 3.1;

"Closing Working Capital" means the Current Assets minus the Current Liabilities, each as at 12:01 a.m. on the Closing Date;

"Code" means the U.S. Internal Revenue Code of 1986, as amended, or any successor Law, and the U.S. Treasury regulations promulgated thereunder;

"Confidentiality Agreement" means the confidentiality agreement dated January 12, 2020 between the Purchaser and the Vendor;

"Consideration Shares" has the meaning set out in Section 2.2;

"Consideration Warrants" means 5,000,000 common share purchase warrants of the Purchaser exercisable into 5,000,000 First Majestic Shares for an exercise price per First Majestic Share equal to the greater of (i) the volume weighted average of the First Majestic Shares on the NYSE for the five trading-days immediately preceding the Effective Date; and (ii) $20 for a period of three years from the Closing Date;

"Contract" means any agreement, contract, lease, deed, mortgage, license, instrument, note, joint venture, consensual obligation, understanding, arrangement, indenture, promise, commitment, or undertaking, in each case (i) whether written or oral, (ii) whether express or implied, and (iii) whether or not legally binding;

"Control" means possession, directly or indirectly, of the power to direct or cause the direction of management and policies through ownership of voting shares, interests or securities, or by contract, voting trust or otherwise; and "Controlled" and "Controlling" shall have corresponding meanings;

"Corporation" has the meaning set out in the recitals to this Agreement;

"Current Assets" means, at any time, the current assets of the Acquired Corporations on a consolidated basis classified in accordance with IFRS, applied consistently, subject to any modifications set out in Section 2.6, including the following: (i) cash and cash equivalents; (ii) trade and other accounts receivable, net of any allowance for doubtful accounts; (iii) prepaid expenses and deposits; (iv) advances to suppliers; (v) Inventory; and (vi) prepaid Tax and other Tax assets including Taxes receivable; in each case, as at 12:01 a.m. (Nevada time) on the Closing Date and provided that Work in Process Inventory and Finished Product Inventory will be valued on a "net realisable value" basis, being the estimated selling price less smelter and refining treatment charges, transport charges and Royalties; but shall not include the Financial Assurances;

"Current Liabilities" means, at any time, the current liabilities of the Acquired Corporations, on a consolidated basis classified in accordance with IFRS, applied consistently, subject to any modifications set out in Section 2.6, including the following: (i) accounts payable and accrued liabilities; (ii) all accrued payroll liabilities accounts, accrued Royalty payments (including the Accrued Sprott Royalty), accrued vacation pay, accrued expenses and an accrual for employee bonuses; (iii) Tax liabilities including all withholding taxes accrued and payable by any of the Acquired Corporations on or before the Closing Time as a result of the transactions contemplated by this Agreement (including the Accrued Sprott Royalty and the Pre-Closing Reorganization); (iv) the current portion of long-term debt (including equipment leases and loans); (v) accrued management fees; (vi) accrued liabilities under employee health plans; and (vi) severance, change of control and termination payments payable to the Resigning Employees; in each case, as at 12:01 a.m. (Nevada time) on the Closing Date but excluding (a) Liabilities owing from one Acquired Corporation to another and not required to be settled or extinguished pursuant to the Pre-Closing Reorganization prior to the Time of Closing; (b) intercompany Liabilities arising from the Pre-Closing Reorganization, but only to the extent that such intercompany Liabilities are settled or extinguished in full prior to the Time of Closing; (c) the Financial Assurances; (d) the Triggered Taxes; (e) finance leases with respect to Mine equipment; (f) asset retirement obligations related to the closure plan for the Mine; and (g) deferred taxes disclosed in the JC Financial Statements;

"Debt Repayment" has the meaning set out in Section 4.7;

"Direct Claim" has the meaning set out in Section 8.5(a);

"Disclosure Letter" means the disclosure letter dated the date hereof executed by the Vendor and delivered to the Purchaser in connection with the execution of this Agreement;

"Dispute Notice" has the meaning set out in Section 4.5(f)(iii);

"Effective Date" means the date of this Agreement;

"Encumbrance" means any lien, charge, hypothec, pledge, mortgage, title retention agreement, covenant, condition, lease, license, security interest of any nature, claim, exception, reservation, easement, encroachment, right of occupation, right-of-way, right-of-entry, matter capable of registration against title, option, assignment, right of pre-emption, privilege or any other encumbrance or charge or title defect of any nature whatsoever, regardless of form, whether or not registered or registrable and whether or not consensual or arising by Law, or any Contract to create any of the foregoing;

"Environmental Laws" means all applicable Laws relating to the protection of the environment and includes those relating to pollution, protection, use or conservation of the environment or natural resources, the protection of public health and safety, Hazardous Substances, or the reclamation, rehabilitation, closure or other restoration of mining properties;

"Extended Waiting Period" means an extension, under 18 U.S.C. 18a(e)(2), of the waiting period provided under the HSR Act;

"Financial Assurances" means reclamation bonds required for the Mine by the Nevada Division of Environmental Protection, U.S. Forest Service and the U.S. Bureau of Land Management.

"Finished Product Inventory" means gold ounces in doré produced by the Mine that has not been sold;

"First Majestic Financial Statements" has the meaning set out in Section 6.16;

"First Majestic Material Contract" means any legally binding Contract to which Purchaser or any of the First Majestic Subsidiaries is a party or by which it or any of the First Majestic Subsidiaries is bound or affected or to which any of their respective properties or assets is subject: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to cause a Material Adverse Change; (ii) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of $1,000,000 in the aggregate; (iii) restricting the incurrence of indebtedness by Purchaser or any of the First Majestic Subsidiaries or restricting the payment of dividends by Purchaser; (iv) under which Purchaser or any of the First Majestic Subsidiaries is obligated to make or expects to receive payments in excess of $1,000,000 over the remaining term of such agreement or commitment; (v) that creates an exclusive dealing arrangement or right of first offer or refusal that is material to Purchaser and the First Majestic Subsidiaries taken as a whole; (vi) that materially limits or restricts (A) the ability of Purchaser or any First Majestic Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom Purchaser or any of the First Majestic Subsidiaries may sell products or deliver services; or (vii) that is otherwise material to Purchaser and the First Majestic Subsidiaries, taken as a whole;

"First Majestic Material Subsidiaries" means Primero Empresa Minera, S.A. de C.V., Corporación First Majestic, S.A. de C.V., Minera La Encantada S.A. de C.V. and Nusantara de Mexico, S.A. de C.V.;

"First Majestic Public Disclosure Record" means all documents and information filed by the Purchaser under applicable Securities Laws on SEDAR, during the three years prior to the date hereof;

"First Majestic Shares" means common shares in the capital of the Purchaser;

"First Majestic Subsidiaries" means any subsidiary of the Purchaser;

"Governmental Authority" means any (a) multinational, national, federal, provincial, state, territorial, municipal, local or other government (whether domestic or foreign); (b) governmental or quasi-governmental authority of any nature, including any stock exchange or any governmental ministry, agency, branch, department, commission, commissioner, board, tribunal, bureau or instrumentality (whether domestic or foreign); or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power under or for the account of any of the foregoing, including any court, arbitrator or arbitration tribunal;

"Hazardous Substances" means any chemical substance, material, or waste listed, defined, or classified as "toxic", "hazardous", "acutely hazardous", or words of similar import pursuant to Environmental Laws, including without limitation, petroleum or petroleum byproducts, radioactive materials, polychlorinated byphenyls, per- or polyfluoroalkyl substances, and asbestos or asbestos-containing material;

"Hold Period" means the period of four months and a day commencing on the Closing Date, being the statutory hold period imposed by applicable Securities Laws on the resale of the Consideration Shares, Private Placement Shares, Consideration Warrants and First Majestic Shares issuable upon exercise of the Consideration Warrants prior to the expiry of that period;

"HSR Act" means The Hart-Scott-Rodino Antitrust Improvements Act of 1976, codified at 15 U.S.C. §18a, and the regulations promulgated thereunder;

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board;

"Indebtedness" means, with respect to the Acquired Corporations, on a consolidated basis, all (i) obligations of such person for borrowed money or with respect to deposits or advances of any kind; (ii) all obligations of such person evidenced by bonds, debentures, notes or similar instruments; (iii) all obligations of such person in respect of the deferred purchase price of property or services; (iv) all guarantees by such person of indebtedness of others; (v) all capital lease obligations of such person; (vi) all obligations under any foreign exchange contract, currency swap agreement, foreign currency futures or options, exchange rate insurance or other similar agreement or combination thereof; (vii) obligations for the reimbursement of any obligor for amounts drawn on any letter of credit, banker's acceptance or similar transaction; (viii) any other indebtedness or obligations reflected or required to be reflected as indebtedness in a balance sheet, in accordance with IFRS (save and except for equipment leases, conditional sales agreements, capital leases, title retention agreements or other similar agreements related to equipment used by any of the Acquired Corporations); and (ix) all principal, prepayment premiums and penalties, if any, and all accrued interest, fees and expenses related to any of the preceding items, but Indebtedness shall not include (a) any indebtedness owing from one Acquired Corporation to another Acquired Corporation that is not required to be settled or extinguished by the Pre-Closing Reorganization prior to the Time of Closing; (b) any indebtedness which is included as a Current Liability in the Closing Working Capital; (c) intercompany Liabilities arising from the Pre-Closing Reorganization, but only to the extent that such intercompany Liabilities are settled or extinguished in full prior to the Time of Closing; (d) the Financial Assurances; (e) Triggered Taxes; (f) finance leases with respect to Mine equipment; (g) asset retirement obligations related to the closure plan for the Mine; and (h) deferred taxes disclosed in the JC Financial Statements, all as at 12:01 a.m. (Nevada time) on the Closing Date;

"Indemnified Party" has the meaning set out in Section 8.5(a);

"Indemnifying Party" has the meaning set out in Section 8.5(a);

"Independent Accounting Firm" has the meaning set out in Section 2.6(c);

"Insurance Policies" has the meaning set out in Section 5.25;

"Intellectual Property" means the licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets, and other proprietary information of the Acquired Corporations as set out in Section 5.10 of the Disclosure Letter;

"Interim Period" means the period of time commencing at 12:01 a.m. on the date immediately following the Effective Date and ending on the Closing Date;

"Inventory" means the inventory of the Acquired Corporations classified in accordance with IFRS applied on a basis consistent with the JC Financial Statements, including the following: (i) Work in Process Inventory; (ii) Finished Product Inventory; and (iii) all spares and supplies inventory, but excluding gold contained in the Mine's heap leach pads;

"IT Systems" means the computer software, computer firmware, computer hardware (whether general or special purpose) or other similar or related computer systems or software that are used or relied on by any of the Acquired Corporations;

"JC Financial Statements" means the unaudited financial statements for the Acquired Corporations on a consolidated basis as at and in respect of the fiscal year ended December 31, 2020;

"JC Material Contract" means a Contract to which any Acquired Corporation is a party (i) which, if terminated or modified or if it ceased to be in effect, would result in a Material Adverse Change; (ii) that has annual payment obligations that are in excess of $1,000,000; (iii) that relates to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $1,000,000; (iv) that relates to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise); (v) that materially limits or restricts any of the Acquired Corporations from engaging in any line of business, in any geographic area or with any other person, or from engaging in any merger, consolidation or other business combination; (vi) that provides for the assumption of any material liability of any other person by any of the Acquired Corporations; (vii) that is an interest rate, currency, equity or commodity swap, hedge, derivative, forward sales contract or similar financial instrument that is material to any of the Acquired Corporations; (viii) that is a collective bargaining or similar agreement or that is with any labour union; (ix) that provides for any change of control or "golden parachute" payment or entitlement for any current or, if such obligation is still in full force and effect, former employee or other service provider; (x) that relates to a leasing transaction of the type required to be capitalized in accordance with applicable Law and IFRS and otherwise on a basis consistent with prior periods; (xi) any agreement of guarantee, support, indemnification, assumption or endorsement of, or any other similar commitment with respect to, the obligations, liabilities (accrued, absolute, contingent or otherwise) or indebtedness of any other person, except for cheques endorsed for collection in the Ordinary Course of Business; (xii) providing for a joint venture or partnership; or (xiii) any Contract granting any Royalty or other interest in the Property or the production or proceeds therefrom;

"JC Mineral Interests" has the meaning set out in Section 5.19;

"Laws" means international, national, provincial, state, municipal and local laws (including common law), treaties, statutes, codes, ordinances, judgements, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, or other requirements enacted, adopted, promulgated or applied by any Governmental Authority in each case having the force of law, and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

"Leased Real Property" means all leasehold or sub-leasehold estates and other rights to use or occupy any land, minerals, mining claims, buildings, structures, improvements, fixtures or other interests in real property held by any of the Acquired Corporations and used in connection with the Business (other than that included as a JC Mineral Interest);

"Leases" has the meaning ascribed to that term in Section 5.21(a);

"Liability" means any liability, obligation or commitment whatsoever (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, and regardless of when asserted);

"Loss" or "Losses" means all claims, demands, proceedings, fines, losses, damages, liabilities, deficiencies, assessments or reassessments, debts, costs and expenses (including all reasonable legal and other professional fees and disbursements, interest, fines, penalties, judgments and amounts paid in settlement) arising directly or indirectly as a consequence of the matter giving rise to such Loss or Losses provided that "Loss" and "Losses" shall not include any punitive damages;

"Material Adverse Change" when used in connection with Purchaser or any Acquired Corporation, means a change, effect, circumstance or event that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, financial condition or results of operations of that Party on a consolidated basis; provided, however, that no change, effect, circumstance or event, arising from or relating to any of the following, shall be deemed to constitute a Material Adverse Change, or shall be taken into account in determining whether a Material Adverse Change has occurred: (i) any change or condition generally affecting the mining industry; (ii) the state of the securities, credit, banking, capital or commodity markets in general; (iii) any change in the price of gold or silver; (iv) any change relating to the rate at which any currency can be exchanged for any other currency; (v) general political, economic or financial conditions, including in Canada or the United States of America; (vi) any adoption, implementation, change or proposed change in applicable Laws or IFRS (or in any interpretation of applicable Laws or IFRS); (vii) any natural disaster, terrorist attack, armed hostilities, military conflicts, or any governmental response to any of the foregoing; (viii) the announcement of the execution of this Agreement or the implementation of any of the actions or transactions contemplated herein; provided, however, that the change, effect, circumstance or event referred to in (i), (v), (vi) or (vii) does not disproportionately and adversely affect that Party, taken as a whole compared with other companies of a similar size operating in the industry and jurisdiction in which that Party and that Party's subsidiaries operate; and (ix) any decrease in the trading price or any decline in the trading volume of that person's common shares (it being understood that the causes underlying such change in trading price or trading volume (other than those in items (i) to (viii) above) may be taken into account in determining whether a Material Adverse Change has occurred);

"Mine" means the Jerritt Canyon Gold Mine located in Elko County, Nevada, USA;

"Mineral Interests" means all mining claims (whether patented or unpatented), leases, surface rights, access rights and other real property rights and interests to explore for, exploit, develop, mine or produce minerals including all applications therefor;

"Misrepresentation" has the meaning ascribed thereto in the Securities Act;

"Money Laundering Laws" has the meaning set out in Section 6.18;

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings;

"Notice of Claim" meaning ascribed thereto in the 8.5(a);

"Notice of Early Termination" means a notice issued by the Federal Trade Commission under 18 U.S.C. 18a(b)(2);

"NYSE" means the New York Stock Exchange;

"Objection Notice" has the meaning set out in Section 2.6(b);

"Objection Period" has the meaning set out in Section 2.6(b);

"Offered Securities" has the meaning set out in Section 5.31;

"Operations" means the mining operations of the Mine, as currently conducted.

"Order" means orders, injunctions, judgments, decisions, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator;

"Ordinary Course of Business" means the ordinary course of business, consistent with past custom and practice, including with regard to nature, frequency and magnitude;

"Owned Real Property" has the meaning set out in Section 5.20(a);

"Outside Date" means the date that is 90 days after the Effective Date;

"Parties" means collectively the Vendor and the Purchaser and "Party" means a party to this Agreement;

"Permits" has the meaning set out in Section 5.12(b);

"Permitted Encumbrances" means (a)(i) liens for taxes, assessments and governmental charges or levies not yet due and payable and for which appropriate provision has been made in accordance with IFRS, and (ii) encumbrances such as materialmen's, mechanics', carriers', workmen's and repairmen's liens and other similar liens arising in the ordinary course of business (but excluding those not discharged in the Ordinary Course of Business); (b) access agreements, servitudes, easements and rights of way relating to sewers, water lines, gas lines, pipelines, electric lines, telephone and cable lines, and other similar services or products; (c) zoning restrictions and other limitations imposed by any Governmental Authority having jurisdiction over real property; (d) reservations in federal patents; (e) as to properties comprising any portion of the Property which are leased, or otherwise held by contractual interest, the terms and conditions of the leases and other contracts pertaining thereto that have been provided to the Purchaser prior to the date of this Agreement; (f) customary rights of general application reserved to or vested in any Governmental Authority to control or regulate any interest in the Property; provided that such liens, encumbrances, exceptions, agreements, restrictions, limitations, contracts and rights (i) were not incurred in connection with any indebtedness and (ii) do not, individually or in the aggregate, have a material adverse effect on the value or materially impair or add material cost to the use of the subject property; (g) terms and conditions of, and Encumbrances created by, any Contract that has been disclosed in the Disclosure Letter; (h) matters of record in the Office of the Elko County Recorder; (i) conflicts among the unpatented mining claims included in the JC Mineral Interests and unpatented mining claims owned by any other person, and overlaps of the unpatented mining claims included in the JC Mineral Interests onto patented mining claims, fee lands and other lands withdrawn from mineral entry under the Mining Law of 1872, as amended; (j) the paramount title of the United States in federal unpatented mining claims; and (k) roads and rights-of-way, if any, existing pursuant to Revised Statute 2477;

"person" includes any individual, corporation or other body corporate, partnership, trustee, trust or unincorporated association, joint venture, syndicate, sole proprietorship, other form of business enterprise, executor, administrator or other legal representatives, regulatory body or agency or Governmental Authority, however designated or constituted;

"Plan" has the meaning set out in Section 5.15(a);

"Pre-Closing Reorganization" has the meaning set forth in Section 5.32;

"Pre Closing Returns" has the meaning set out in Section 4.5(a);

"Pre-Closing Tax Period" means any taxable period ending on or before the Time of Closing and, with respect to any taxable period beginning before and ending after the Time of Closing, the portion of such taxable period ending on and including the Time of Closing.

"Prior Acquisition Date" means June 24, 2015;

"Private Placement" has the meaning set out in Section 4.8;

"Private Placement Shares" has the meaning set out in Section 4.8;

"Proceeding" means any action, claim, demand, lawsuit, assessment, hearing, arbitration, judgment, award, decree, order, injunction and prosecution, or other similar proceeding;

"Property" means all JC Mineral Interests, all Leased Real Property and all Owned Real Property;

"Purchase Price" has the meaning set out in Section 2.2;

"Purchase Price Adjustment Documents" means the Working Capital Statement and the Adjustment Amount Statement;

"Purchaser Escrow Amount" has the meaning set out in Section 2.5;

"Purchaser Fundamental Representations" means the Purchaser's representations and warranties in Sections 6.1 (Existence), 6.2 (Execution, Delivery and Enforceability), 6.4 (Consents and Regulatory Approvals), 6.6 (Capitalization of Purchaser) and 6.8 (Reporting Issuer Status and Listing);

"Purchaser Indemnified Parties" means the Purchaser and its directors, agents, employees and shareholders;

"Purchaser SEC Documents" has the meaning set out in Section 6.10;

"Purchaser Termination Fee Event" means the Vendor's termination of this Agreement pursuant to Section 9.1(c);

"Release" means the spilling, leaking, pumping, pouring, emitting, injecting, discharging, leaching, dumping, or disposing of any Hazardous Substance to the environment;

"Resigning Employees" has the meaning set out in Section 3.3(f);

"Return" means a Pre Closing Return or a Straddle Return;

"Royalties" means in respect of any property, royalties, streaming interests, profit interest or other agreements providing for the payment of consideration measured, qualified or calculated based on, in whole or in part, any minerals produced, mined, recovered or extracted from such property;

"SEC" means the U.S. Securities and Exchange Commission;

"Second Request" means a request for additional information issued under the HSR Act, as provided in 18 U.S.C. 18a(e)(2);

"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies thereunder;

"Securities Authorities" means the British Columbia Securities Commission and the applicable securities commissions and other securities regulatory authorities in each of the provinces of Canada, the SEC and TSX and NYSE;

"Securities Laws" means the Securities Act and all other applicable provincial securities laws and the rules, regulations and published policies thereunder including the rules and regulations of the TSX and NYSE;

"Shares" has the meaning set out in the recitals to this Agreement;

"Straddle Period" means a tax period that commences prior to the Time of Closing and ends following the Time of Closing;

"Straddle Returns" has the meaning set out in Section 4.5(c);

"subsidiary" has the meaning set out in the Business Corporations Act and includes, for greater certainty, an indirect subsidiary;

"Target Working Capital" means nil;

"Tax" or "Taxes" means all foreign, federal, national, provincial, state, city or municipal taxes, levies, duties, assessments, reassessments and other charges of any nature whatsoever, including income tax, profits tax, capital gains tax, gross receipts tax, corporation tax, mining tax, royalties, sales and use tax, wage tax, payroll tax, workers' compensation levy, capital tax, stamp duty, real and personal property tax, land transfer tax, customs or excise duty, excise tax, turnover or value added tax on goods sold or services rendered, goods and services tax, withholding tax, social security, government pension plan and employment insurance charges or retirement contributions and any interest, penalties or other additions to tax, including in particular any Nevada Net Proceeds Tax and Nevada Commerce Tax.;

"Tax Expert" has the meaning set out in Section 4.5(f)(iv);

"Tax Return" means any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax;

"Termination Fee" means the sum of $2,000,000;

"Termination Fee Event" means a Purchaser Termination Fee Event or a Vendor Termination Fee Event;

"Third Party" has the meaning set out in Section 8.8(c);

"Third Party Claim" has the meaning set out in Section 8.5(a);

"Time of Closing" means 9:00 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as agreed to in writing by the Purchaser and the Vendor;

"Transaction Documents" means this Agreement and the Transition Services Agreement;

"Transition Services Agreement" means an agreement substantially in the form of agreement set out as Schedule 4.6 hereto to be entered into by the Parties at the Time of Closing;

"Triggered Taxes" means any Taxes payable by any of the Acquired Corporations as a result of the implementation of the Pre-Closing Reorganization.  For greater certainty, Triggered Taxes shall be excluded from any calculation of Closing Net Working Capital or Current Liabilities;

"Triggered Tax Adjustment Amount" has the meaning set out in Section 2.2(d);

"Triggered Tax Payment" means the USD equivalent of the amount of Triggered Taxes which shall be paid as set out in Section 2.5 of this Agreement.  The amount of the Triggered Tax Payment shall initially be the amount provided by the Vendor pursuant to Section 5.32 of the Agreement, provided that the parties, acting reasonably, shall work together to agree on the amount of the Triggered Tax Payment prior to the date on which it is required to be remitted to the Canada Revenue Agency, and failing such agreement, the Triggered Tax Payment shall be determined according to the mechanism set out in Section 2.6 of this Agreement, with such revisions as the circumstances require;

"TSX" means the Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934;

"U.S. Investment Company Act" means the United States Investment Company Act of 1940;

"U.S. Securities Act" means the United States Securities Act of 1933;

"Vendor Consents" means the consents, approvals, orders, authorizations, declarations and filings set out in Section 5.6 of the Disclosure Letter;

"Vendor Fundamental Representations" means the Vendor's representations and warranties in Sections 5.1 (Existence of the Vendor), 5.2 (Execution, Delivery and Enforceability), 5.3 (Existence of the Acquired Corporations), 5.5 (Capitalization of the Acquired Corporations), 5.16(w) (Residence) and 5.17 (Brokerage);

"Vendor Indemnified Parties" means the Vendor and its directors, agents, employees and shareholders;

"Vendor Termination Fee Event" means the Purchaser's termination of this Agreement pursuant to Section 9.1(b)(i) or 9.1(b)(ii);

"Work in Process Inventory" means gold ounces that are no longer on the heap leach pads at the Mine but have not yet become Finished Product Inventory; and

"Working Capital" means, as of any date, without duplication, Current Assets minus Current Liabilities; and

"Working Capital Adjustment Amount" means Closing Working Capital minus the Target Working Capital (which, for greater certainty, could be a positive or negative amount);

"Working Capital Statement" has the meaning set out in Section 2.6(a).

1.2 Rules of Construction.

In this Agreement:

(a) the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b) references to an "Article", "Section" or "Schedule" followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(c) the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa;

(e) unless otherwise indicated, any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(f) the words "include", "includes" and "including" mean "include", "includes" or "including", in each case, "without limitation";

(g) reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;

(h) unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(i) whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next following Business Day.

1.3 Currency.  Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in United States dollars.

1.4 Time of Essence.  Time shall be of the essence of this Agreement.

1.5 Knowledge.

(a) References in this Agreement to "the knowledge of the Vendor" means the actual knowledge of Gary Nassif, Kevin Small, James O'Neil and Jeff Kennedy, after making reasonable inquiry of other responsible officers and those key employees of the Acquired Corporations set forth in Section 1.5 of the Disclosure Schedule, to inform themselves as to the relevant matters, but, without the requirement to make any inquiries of third parties or Governmental Authorities or to perform any search of any public registry or system inquiry .

(b) References in this Agreement to "the knowledge of the Purchaser" means the actual knowledge of Keith Neumeyer, Steve Holmes, Raymond Polman and Sophie Hsia, after making reasonable inquiry of other responsible officers and employees of the Purchaser, to inform themselves as to the relevant matters, but, without the requirement to make any inquiries of third parties or Governmental Authorities or to perform any search of any public registry or system inquiry.

1.6 Schedules.  The following Schedules are attached to and form part of this Agreement:

Schedule 5.16(y) - Form of Concurrence

1.7 Disclosure Letter.  The Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law and such Law does not permit the Parties to refrain from disclosing the information for confidentiality or other purposes, or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement and then only to the extent so required.

ARTICLE 2
PURCHASE OF SHARES

2.1 Purchase of Shares.  Subject to the terms and conditions hereof, at the Time of Closing, the Vendor shall sell, assign and transfer to the Purchaser, and the Purchaser shall purchase from the Vendor, the Shares free and clear of all Encumbrances.

2.2 Purchase Price.  The aggregate purchase price (the "Purchase Price") payable by the Purchaser for the Shares shall be equal to:

(a) 26,719,727 First Majestic Shares calculated as $470,000,000 of First Majestic Shares using the volume weighted average of the First Majestic Shares on the NYSE for the 20 trading-days ending on the day immediately prior to the Effective Date (the "Consideration Shares");

(b) plus the Consideration Warrants, issued in the name of the Vendor or as it may direct;

(c) plus or minus the Working Capital Adjustment Amount, if any; and

(d) plus the amount, if any, by which the Triggered Tax Payment is less than $60,000,000 and minus the amount, if any, by which the Triggered Tax Payment is greater than $60,000,000 (the "Triggered Tax Adjustment Amount").

For the purposes of calculating the number of Consideration Shares, Private Placement Shares, the Bank of Canada U.S. dollar daily exchange rate as of such date will be used for any currency exchanges required, and in the event that the issuance of the Consideration Shares and Private Placement Shares and Warrants would result in the Vendor holding more than 19.99% of the voting securities of Purchaser (on a fully diluted basis), then the number of Consideration Shares issuable will be reduced such that the Vendor will hold not more than 19.99% of the total number of First Majestic Shares issued and outstanding as at the date of issue (on a fully diluted basis) and any excess will be payable in cash (which, together with any cash payable pursuant to Section 2.3(b), is referred to as the "Cash Consideration").

2.3 Payment of Purchase Price.  The Purchase Price shall be paid and satisfied as follows:

(a) at the Time of Closing, the Purchaser shall issue to the Vendor, the Consideration Shares and the Consideration Warrants;

(b) the Working Capital Adjustment Amount and the Triggered Tax Adjustment Amount, if any, shall be paid as set out in Section 2.5; and

(c) the Cash Consideration, if any, shall be paid directly to the Vendor.

The Parties acknowledge that under applicable Laws in force on the date of execution of this Agreement, no withholding on account of Taxes is required to be deducted from any portion of the Purchase Price payable by the Purchaser. In the event that, as a result of a change in Laws after the date of execution of this Agreement, the Purchaser determines that any such deduction or withholding is required to be made from any amount payable pursuant to this Agreement, the Purchaser and the Vendor shall consult among each other in good faith regarding such determination and cooperate to seek to reduce such potential withholding, including through accepting any valid and relevant form establishing an entitlement to reduce withholding. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Purchaser.

2.4 Concurrent Private Placement.  The Vendor shall cause its President and Chief Executive Officer, Eric Sprott, to execute and consummate a private placement for 1,705,514 First Majestic Shares calculated as $30,000,000 of First Majestic Shares using the volume weighted average of the First Majestic Shares on the NYSE for the 20 trading-days ending on the day immediately prior to the Effective Date (the "Private Placement Shares") on the Closing Date and prior to the Time of Closing (the "Private Placement").

2.5 Escrow Amount.  On or prior to the Time of Closing, the Purchaser and Vendor shall appoint an escrow agent mutually acceptable to each of the Vendor and Purchaser acting reasonably (the "Escrow Agent") and as soon as practicable after the date hereof and prior to the Time of Closing the Purchaser shall deposit or cause to be deposited therewith the CAD equivalent of $30,000,000 (the "Purchaser Escrow Amount") and the Vendor is hereby directed to deposit therewith the CAD equivalent of $30,000,000 as full payment of the purchase price for the Private Placement Shares, from which an amount equal to the Triggered Tax Payment shall be released to the Corporation within a minimum of seven (7) Business Days in advance of the Triggered Taxes being due, upon a joint direction of the Vendor and the Purchaser, for the sole purpose of the Corporation immediately paying the amount of the Triggered Tax Payment by online bank payment to the Canada Revenue Agency on account of the Triggered Taxes.

2.6 Closing Purchase Price Adjustment.  The Purchase Price is subject to adjustment after the Closing Date as follows:

(a) The Purchaser shall prepare and deliver to the Vendor, as soon as reasonably practicable and, in any event, within 90 calendar days after the Closing Date: (i) a statement (the "Working Capital Statement") setting forth (i) the Closing Working Capital prepared in accordance with IFRS, applied consistently and on a basis consistent with the Audited Financial Statements including without limitation inclusions and exclusions of items reflected therein, and a statement (the "Adjustment Amount Statement") setting forth the calculation of the Working Capital Adjustment Amount and the Triggered Tax Adjustment Amount, it being understood that the each of the Working Capital Adjustment Amount and the Triggered Tax Adjustment Amount may be a positive or negative number. The Purchaser shall provide, or cause to be provided to the Vendor, copies of all working papers resulting from, or used in connection with, the preparation of the Purchase Price Adjustment Documents at the same time as it delivers the Purchase Price Adjustment Documents.

(b) On or prior to the twentieth Business Day after the Vendor's receipt of the Purchase Price Adjustment Documents (such 20 Business Day period, the "Objection Period"), the Vendor may give the Purchaser a written notice (the "Objection Notice") stating in reasonable detail the Vendor's objections, if any, to the Purchase Price Adjustment Documents. Any Objection Notice shall specify in reasonable detail the dollar amount and nature of any objection and the basis therefor. Except to the extent that the Vendor makes a specific objection to a specific determination set forth on a Purchase Price Adjustment Document pursuant to an Objection Notice delivered to the Purchaser within the Objection Period, the Purchase Price Adjustment Documents will be conclusive and binding upon the Parties for purposes of determining the adjustment in Section 2.6(d).

(c) If the Vendor delivers an Objection Notice within the Objection Period, then the Purchaser and the Vendor will negotiate in good faith to resolve their disputes regarding the Purchase Price Adjustment Documents. If the Purchaser and the Vendor are unable to resolve all disputes regarding the Purchase Price Adjustment Documents on or prior to the tenth day after the Purchaser's receipt of the Objection Notice, the Vendor and the Purchaser will promptly agree upon and retain a reputable, international accounting firm experienced in the mining industry that is independent of the Parties (the "Independent Accounting Firm") to resolve the dispute. The Independent Accounting Firm shall act as an expert and not as an arbitrator to determine, based solely on the written submissions of the Vendor and the Purchaser and not by independent investigation, only the specific items under dispute by the Vendor and the Purchaser. The Independent Accounting Firm shall, within 20 days of its appointment, render to the Vendor and the Purchaser a written report as to the resolution of the dispute and the resulting computation of the Working Capital Adjustment Amount and the Triggered Tax Adjustment Amount. In resolving any disputed item, the Independent Accounting Firm: (x) shall be bound by the provisions of this Section 2.6(c); and (y) may not assign a value to any item greater than the greatest value for such item claimed by either the Vendor or the Purchaser or less than the smallest value for such item claimed by either the Vendor or the Purchaser. The Working Capital Adjustment Amount and the Triggered Tax Adjustment Amount as determined by the Independent Accounting Firm will, absent manifest error, be conclusive and binding upon the Parties and will constitute the Working Capital Adjustment Amount and the Triggered Tax Adjustment Amount for all purposes of this Section 2.6. Where the Independent Accounting Firm determines that [either the Working Capital Adjustment Amount or the Triggered Tax Adjustment Amount] (i) is misstated by 5% or greater, the fees and expenses of the Independent Accounting Firm shall be borne by the Purchaser, or (ii) is misstated by less than 5%, the fees and expenses of the Independent Accounting Firm shall be borne by the Vendor.

(d) If the calculation procedures in this Section 2.6 result in a negative Adjustment Amount (for clarity a negative Adjustment Amount is the cumulative net adjustment of either or both (i) the amount by which the Closing Working Capital is less than the Target Working Capital; or (ii) the amount by which the Triggered Tax Payment is in excess of $60,000,000) the Vendor shall pay the Adjustment Amount to the Purchaser by wire transfer to such account as the Purchaser shall direct the Vendor in writing. If the calculation procedures in this Section 2.6 result in a positive Adjustment Amount (for clarity a positive Adjustment Amount is the cumulative net adjustment of either or both of (i) the amount by which the Closing Working Capital is greater than the Target Working Capital; or (ii) the amount by which the Triggered Tax Payment is less than $60,000,000), the Purchaser shall direct that the Escrow Agent pay such amount by wire transfer to the Vendor to such account designated by the Vendor in writing.  Any payment to be made to the Vendor or Purchaser pursuant to this Section 2.6(d) shall be offset against each other and the net payment shall be made: (i) within five (5) Business Days following the expiry of the Objection Period if no Objection Notice is delivered in accordance with Section 2.6(b), or (ii) if an Objection Notice is delivered in accordance with Section 2.6(b), within five (5) Business Days of the date that all disputes are finally resolved pursuant to Section 2.6(c), except in the case of a payment to be made by the Vendor hereunder, which shall be made at the later of (i) and (ii) and the date that is ten (10) Business Days after the expiry of the Hold Period.

(e) Any payment made pursuant to Section 2.6(d) will be treated as an adjustment to the Purchase Price for all purposes, unless a contrary treatment is required by applicable Laws.

2.7 Consideration Shares.  The Parties acknowledge and agree that the issuance of the Consideration Shares and Consideration Warrants pursuant to Section 2.2 above is subject to the following:

(a) all Consideration Shares, Private Placement Shares, Consideration Warrants and First Majestic Shares issued upon exercise of the Consideration Warrants will be subject to a hold period under applicable Securities Laws and TSX and NYSE policies during which time they may not be re-sold, transferred or otherwise disposed of except in accordance with applicable Securities Laws and TSX and NYSE policies, and the share certificates representing the Consideration Shares, Private Placement Shares, Consideration Warrants and First Majestic Shares issued upon exercise of the Consideration Warrants will be required to bear the legend substantially as follows:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE CLOSING DATE].

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"): HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON TSX."

(b) The Vendor acknowledges that the Purchaser is issuing the Consideration Shares, Private Placement Shares and Consideration Warrants under exemptions from the prospectus requirements of applicable Securities Laws and, as a consequence, certain protections, rights and remedies provided by applicable Securities Laws, including statutory rights of rescission or damages, will not be available to the Vendor;

(c) Until such time as the Vendor holds less than 5% of the outstanding First Majestic Shares (on a non-diluted basis), the Vendor shall not assign, deal in, sell, trade or transfer any First Majestic Shares other than through the facilities of an exchange and not more than that number of First Majestic Shares that is greater than 20% of the average daily trading volume of the First Majestic Shares, on either the TSX or NYSE (or such other stock exchange the First Majestic Shares are then listed), for the five preceding trading-days without the prior written approval of the Purchaser (which approval may be conditional upon transferee acknowledging, in writing, that it will be bound by the terms of Section 2.7 of this Agreement).

ARTICLE 3
CLOSING

3.1 Closing Date.  Subject to compliance with the terms and conditions hereof, the transfer of the Shares shall be deemed to take effect as at the Time of Closing (a) on the date that is five (5) Business Days after the date on which the last of the conditions set forth in Article 7 (other than any such conditions which by their terms are not capable of being satisfied until the Closing Date, but subject to the satisfaction or waiver of those conditions at the Closing) is satisfied or waived, or (b) on such other date as the Vendor and the Purchaser may mutually agree, provided that the Closing Date shall occur no later than the Outside Date. The date on which the Closing actually occurs is referred to herein as the "Closing Date".

3.2 Place of Closing.  The Closing shall take place at the offices of DuMoulin Black LLP counsel to the Purchaser, at 10th Floor, 595 Howe Street, Vancouver, BC, V6C 2T5.

3.3 Delivery of Closing Documentation to the Purchaser.  At the Time of Closing, the Vendor shall deliver or cause to be delivered to the Purchaser:

(a) a certificate of status for the Vendor and the Corporation;

(b) a good standing certificate issued by the relevant Registry of Commerce or secretary of state's office no more than five (5) Business Days prior to the Closing Date for each Acquired Subsidiary;

(c) a certificate from a senior officer of the Vendor certifying (i) the constating documents of each of the Vendor and each Acquired Corporation; (ii) the incumbency of certain officers of the Vendor; and (iii) any applicable corporate authorizations of each of the Vendor and the Acquired Corporation relating to this Agreement and the transactions contemplated hereby;

(d) the certificates contemplated by Sections 7.1(a) and 7.1(b);

(e) certificates representing the Shares, together with stock transfer powers of attorney, duly executed and delivered by the Vendor;

(f) a written resignation and an executed mutual release from each of Messrs. Small, Nassif, O'Neil and Guidi (collectively, the "Resigning Employees") substantially in a form to be agreed by the Vendor and the Purchaser, acting reasonably, such resignations and releases to be effective as at the Closing Date, and duly executed terminations of all powers of attorney granted to such directors and officer

(g) a written resignation and an executed mutual release from each director and officer of each Acquired Corporation who will not be continuing as a director or officer of the applicable Acquired Corporation following the Closing Date, substantially in a form to be agreed by the Vendor and the Purchaser, acting reasonably, such resignations and releases to be effective as at the Closing Date, and duly executed terminations of all powers of attorney granted to such directors and officers;

(h) all minute books, corporate records and share transfer books of each Acquired Corporation;

(i) the Vendor Consents;

(j) evidence of payment in full of all amounts owing to WBox 2014-1 Ltd. and WBox 2015-1 Ltd., termination of any notes from an Acquired Corporation to either WBox 2014-1 Ltd. and WBox 2015-1 Ltd., and reconveyance of any deeds of trust from an Acquired Corporation in favor of either WBox 2014-1 Ltd. or WBox 2015-1 Ltd.;

(k) all other documents required to be delivered by the Vendor pursuant to the provisions of this Agreement or reasonably necessary to give effect to the transactions contemplated hereby.

3.4 Delivery of Closing Documents to the Vendor. At the Time of Closing, the Purchaser shall deliver or cause to be delivered to the Vendor (or with respect to the Triggered Tax Payment, to the Corporation):

(a) the Consideration Shares, the Private Placement Shares and the Consideration Warrants together with the Cash Consideration, if any, in accordance with Sections 2.2 and 2.3;

(b) the Purchaser Escrow Amount to the Escrow Agent;

(c) a certificate of status (or equivalent thereof) for the Purchaser;

(d) a certificate from a senior officer of the Purchaser certifying (i) the constating documents of the Purchaser, (ii) the incumbency of certain officers of the Purchaser and (iii) the resolutions of the board of directors of the Purchaser relating to this Agreement and the transactions contemplated hereby;

(e) a certificate from a senior officer of the Purchaser certifying (i) the constating documents of the Purchaser, (ii) the incumbency of certain officers of the Purchaser and (iii) any applicable corporate authorizations of the Purchaser relating to this Agreement and the transactions contemplated hereby;

(f) the certificates contemplated by Sections 7.2(a) and 7.2(b);

(g) copies of approval letters from, or other correspondence with, the TSX and NYSE, as applicable, demonstrating that the listing and posting for trading of the Consideration Shares and the First Majestic Shares issuable upon exercise of the Consideration Warrants has been approved subject only to the satisfaction by the Purchaser of such customary and standard conditions imposed by such stock exchange in similar circumstances;

(h) payment to each of the Resigning Employees of the amounts set forth in Section 5.14 of the Disclosure Letter;

(i) a legal opinion addressed to the Vendor and its counsel dated and delivered on the Closing Date from the Purchaser's counsel, in form and substance satisfactory to the Vendor and its counsel, acting reasonably, with respect to certain matters including, without limitation, the Purchaser's reporting issuer status, the authorized issued capital of the Purchaser, the issuance of the Consideration Shares and Consideration Warrants, the listing of the Consideration Shares and First Majestic Shares issuable upon exercise of the Consideration Warrants, and the first trades of those securities, subject to such reasonable assumptions and qualifications customary with respect to transactions of this nature as may be accepted by the Vendor's counsel acting reasonably; and

(j) all other documents required to be delivered by the Purchaser pursuant to the provisions of this Agreement or reasonably necessary to give effect to the transactions contemplated hereby.

ARTICLE 4
COVENANTS OF THE PARTIES

4.1 Actions to Satisfy Closing Conditions.  Each Party shall: (i) take all such reasonable actions as are within its power and otherwise use all commercially reasonable efforts so as to (A) ensure compliance with the conditions set forth in Article 7 and (B) cause the Closing to occur as promptly as reasonably practicable following the date hereof and (ii) not take or agree to take any action that would reasonably be expected to delay or prevent the consummation of the transactions contemplated by this Agreement.

4.2 Conduct of Business of the Vendor and the Acquired Corporations.  Other than (i) as expressly contemplated, required or permitted by this Agreement; (ii) as required pursuant to applicable Laws; (iii) as set out in the Disclosure Letter; (iv) actions required to reasonably and prudently respond to an emergency or disaster (including the right to take forthwith any action required to ensure the safety and integrity of Operations and the employees and if any such actions shall be taken, the Vendor shall forthwith advise the Purchaser in writing of same, with full particulars); (v) actions forming part of the Pre-Closing Reorganization; or (vi) as consented to in writing by the Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), during the Interim Period, the Vendor shall:

(a) conduct, and shall cause each Acquired Corporation to conduct, the Business in the Ordinary Course of Business consistent with past practices of the Vendor and use commercially reasonable efforts to preserve intact the Business (including all rights to the Property and any renewals thereof), organization and goodwill and to maintain relationships with its counterparties;

(b) not cause nor permit any Acquired Corporation to (i) amend or modify the charter documents of such Acquired Corporation, (ii) alter the terms and conditions of the securities of such Acquired Corporation (including any share split or conversion or exchange of securities for other securities or property), or (iii) create, authorize or agree to issue or grant any equity securities or securities or other equity award convertible into or exchangeable or exercisable for equity securities of any Acquired Corporation;

(c) not, and shall not cause nor permit any Acquired Corporation to, declare, set aside or pay any cash dividend or non-cash distribution or payment (whether in securities or property) in respect of any of its or their securities of any class other than cash dividends and distributions disclosed in Section 4.2(c) or 5.32 of the Disclosure Letter;

(d) not cause nor permit any Acquired Corporation to acquire (by merger, consolidation, acquisition of shares or assets or otherwise) any business;

(e) not, and shall not cause nor permit any Acquired Corporation to, sell, transfer, dispose of, lease, encumber, relinquish or abandon any asset used in the conduct of the Business, except (i) in the Ordinary Course of Business (including the sale of production and inventory); (ii) those assets, rights and properties set out in Section 4.2(e) of the Disclosure Letter; or (iii) sales, transfers or dispositions of assets, rights or properties that do not exceed $500,000 individually or $2,000,000 in the aggregate (excluding those sales described in clauses (i) and (ii));

(f) not, and shall not cause nor permit any Acquired Corporation to, enter into any collective agreement covering any of the employees;

(g) not, and shall not cause nor permit any Acquired Corporation to amend, increase the benefits under or terminate any Plan that provides benefits to any current or former employees, or adopt an employee benefit plan that would be a Plan in each case, other than in the Ordinary Course of Business, consistent with past practise;

(h) not, and shall not cause nor permit any Acquired Corporation to, grant to any employee or amend any existing right to any severance, retention, change in control or similar payment in excess of $27,778 and, with respect to the Acquired Subsidiaries, provided any such payment meets the requirements of Code section 280G/162m.;

(i) not, and shall not cause nor permit any Acquired Corporation to, grant to any employee an increase in salary greater than 5% per annum, except in the Ordinary Course of Business and consistent with past practice of the Vendor or as is necessary to comply with applicable Laws or an existing employment or services agreement;

(j) not, and shall not cause nor permit any Acquired Corporation to, hire any new employee or dismiss any employee, whose annual aggregate compensation is in excess of $125,000, except (i) the termination of any employee for cause or other performance issues or (ii) the hiring of any person to fill an existing vacancy or to replace any employee that has resigned or has been terminated;

(k) not cause nor permit any Acquired Corporation to make any material change in its methods of accounting, except as required by IFRS;

(l) not cause nor permit any Acquired Corporation to incur any indebtedness for borrowed money other than short-term indebtedness, letters of credit or sureties in the Ordinary Course of Business consistent with past practices;

(m) not cause nor permit any Acquired Corporation to make any loans or advances to any person or assume or guarantee the liabilities of any person other than in the Ordinary Course of Business;

(n) except in the Ordinary Course of Business, settle, offer or propose to settle, compromise, assign or release any Proceeding brought against any Acquired Corporation;

(o) not cause nor permit any Acquired Corporation to enter into any agreement creating a joint venture or partnership or effecting a business combination or other similar arrangement with another person;

(p) amend in any material respect, or enter into or terminate any JC Material Contract, other than as set out in this Agreement;

(q) waive, release, relinquish, terminate, grant or transfer any material rights under any Permits;

(r) other than as required by applicable Law, make or change any material Tax election, change any annual Tax accounting periods, adopt or change any method of Tax accounting, settle any disputed claim or assessment in respect of Taxes which involves an amounts payable by any Acquired Corporation in excess of $250,000, enter into any Tax sharing or similar agreement or arrangement or amend any tax return in any material respect;

(s) take any voluntary steps to dissolve, wind up or otherwise affect its organizational existence;

(t) enter into any Contract with any of its Affiliates, directors, officers or insiders, except in respect of the Debt Repayment;

(u) not make any payments or otherwise reduce (by set-off, forgiveness or otherwise) any amounts due by any Acquired Subsidiary to the Corporation;

(v) not, and shall not cause or permit any Acquired Corporation to, attempt or agree to do any of the foregoing matters listed in paragraphs (b) through (t) above, as applicable; and

(w) use reasonable efforts to assist the Purchaser to obtain executed copies of consulting agreements with each of the Resigning Employees on substantially the same terms as the term sheets provided to the Vendor, provided that the Vendor shall not be required to incur any expenses, liabilities or other obligations in connection with such efforts, including making additional payments to the Resigning Employees.

4.3 Notice of Certain Events.  The Vendor and the Purchaser agree that, subject to applicable Laws, each shall provide the other prompt notice in writing of:

(a) any notice or communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any material notice or communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any material Proceeding commenced or threatened against it (and in the case of the Vendor, any Acquired Corporation) which relates to the consummation of the transactions contemplated by this Agreement; and

(d) any failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied under this Agreement;

and copies of all documents related thereto, provided that the giving of any such notice shall not in any way change or modify the representations and warranties of the Vendor, the Purchaser, or any conditions in favour of the Vendor or the Purchaser, contained in this Agreement or otherwise affect the remedies available to the Vendor and the Purchaser under this Agreement.

4.4 Public Statements.  Each Party shall consult with the other Parties prior to issuing any press releases or otherwise making public statements with respect to this Agreement or the transactions contemplated by this Agreement and shall provide the other Parties with a reasonable period of time not less than 24 hours to review and comment on all such press releases or statements prior to the release thereof. To the extent that any such press release or public statement is required by applicable Law, by a rule of a stock exchange on which a Party's shares (or those of any of its Affiliates) are listed or traded or by a Governmental Authority, the press release or public announcement shall be issued or made after consultation with the other Parties and after taking into account the other Parties' comments. If such advance consultation is not reasonably practicable or legally permitted, to the extent permitted by applicable Law, the disclosing Party shall provide the other Parties with a copy of any written disclosure made by such disclosing Party as soon as practicable thereafter. For greater certainty, the Parties hereby agree that if any material change report is required to be filed following the public announcement of this Agreement by any Party hereto, such material change report shall be filed not later than the tenth day following such announcement and that a copy of this Agreement will only be publicly filed on the date such material change report is filed and the filed Agreement will contain such redactions as each Party may reasonably request, provided such redactions are permitted by applicable Law.

4.5 Tax Returns; Control over Tax Proceedings; Refund of Taxes.

(a) The Vendor shall, at its own cost, cause the preparation and filing of all Tax Returns of each Acquired Corporation to the extent that they are due after the Closing Date, have not been previously filed by the Vendor and relate to any Tax periods (or part periods) ending on or before the Time of Closing ("Pre Closing Returns").

(b) The Vendor shall ensure that each Pre Closing Return is prepared in a manner consistent with the requirements of any applicable Laws and shall deliver each Pre Closing Return to the Purchaser as soon as it is available (together with all relevant working papers), but no later than 45 days before it is due to be filed (taking into account any extension of time to file the Pre Closing Return which has been properly obtained), for the Purchaser's review and comment. Notwithstanding the foregoing, in respect of the Tax period of the Corporation ending on the acquisition of control of it by the Purchaser (or the following Tax period, as applicable) (i) the Parties acknowledge that the Corporation shall not make an election pursuant to subsection 256(9) of the Canada Tax Act and (ii) the Corporation will make, to the extent and in the manner permitted under applicable Law, one or more designation(s) under paragraph 111(4)(e) of the Canada Tax Act and one or more election(s) under subsection 83(2) of the Canada Tax Act, as contemplated in Sections 4.5(b) and 5.32 of the Disclosure Letter. For purposes of the designation under paragraph 111(4)(e) of the Canada Tax Act, the Purchaser acknowledges that the Vendor shall be entitled to select the capital properties and provide the relevant information required under the Canada Tax Act to make such designation. The Vendor shall ensure that each such designation is provided to the Purchaser within the time limit specified herein and is filed together with the Tax Return for such taxation year in accordance with the Canada Tax Act.

(c) The Purchaser shall, at its own cost and expense, cause the preparation and filing of all Tax Returns of each Acquired Corporation for a Straddle Period ("Straddle Returns") and the Vendor, with respect to the Acquired Subsidiaries, shall properly file (within the time prescribed therefor) an extension of time for filing all federal tax filings for the Straddle Period.

(d) The Purchaser shall ensure that each Straddle Return is prepared in a manner consistent with the requirements of any applicable Laws and shall deliver each Straddle Return to the Vendor as soon as it is available (together with all relevant working papers), but no later than 45 days before it is due to be filed (taking into account any extension of time to file the Straddle Return which has been properly obtained), for the Vendor's review and comment, provided that Ontario Harmonized Sales Tax Returns for any Straddle Period shall be provided to the Vendor no later than 15 days before they are due.

(e) The Purchaser shall ensure that each Straddle Return is filed by the due date for filing (taking into account any extension of time to file the Straddle Return which has been properly obtained) and provided that the Vendor complies with subparagraphs (a) and (b) above with respect to Pre Closing Returns, the Purchaser shall ensure that each Pre Closing Return is filed by the due date for filing (taking into account any extension of time to file the Pre Closing Return which has been properly obtained).

(f) If there is a dispute in relation to a Return under subparagraph (g) which is not resolved before the due date for filing such Return, then the Parties agree:

(i) that the Return is to be filed as prepared by the Party who prepared it in accordance with the preceding subparagraphs, but including any reasonable changes or reasonable comments received from the other Party; and

(ii) that an amended Return, which reflects the resolution of the disputed items under subparagraph (g), is to be filed promptly after the disputed items are resolved (if required having regard to the terms of the resolution of the disputed items).

(iii) If either Party objects to any items set out in a Return that was prepared by the other Party it must give notice in writing to the other Party (the "Dispute Notice") no later than ten (10) Business Days before the Return is due to be filed (taking into account any extension of time to file any Return which has been properly obtained), setting out full details of the objection including:

(A) the items in dispute;

(B) as far as possible, the amount in dispute; and

(C) as far as possible, the adjustments or amendments to the Return which it is seeking;

(iv) If a Party delivers a Dispute Notice within the time frame specified in subparagraph 4.5(f)(iii), above, then the Purchaser and the Vendor will negotiate in good faith to resolve their disputes regarding the Return, provided that any matters pertaining to designation(s) under paragraph 111(4)(e) of the Canada Tax Act made in a Pre Closing Return shall be conclusively determined by the Vendor so long as the amounts selected by the Vendor comply with applicable Laws.  If the Purchaser and the Vendor are unable to resolve all disputes regarding the Return on or prior to the tenth day after the Purchaser's receipt of the Dispute Notice, the Vendor and the Purchaser will promptly agree upon and retain a reputable, international accounting firm (the "Tax Expert") to resolve the dispute. The Tax Expert shall act as an expert and not as an arbitrator to determine, based solely on the written submissions of the Vendor and the Purchaser and not by independent investigation, only the specific items under dispute by the Vendor and the Purchaser. The Tax Expert shall, within 20 days of its appointment, render to the Vendor and the Purchaser a written report as to the resolution of the dispute. The Tax Expert will consider only such matters that remain in dispute. For the avoidance of doubt, to the extent the Tax Expert's written statement purports to make any determination with respect to anything other than the disputed items and amounts submitted to the Tax Expert, it will be disregarded by the Parties. The Tax Expert will determine any disputed items based solely on the provisions of this document, the submissions of the Vendor and the Purchaser and the responses to those submissions, and will not conduct an independent review of any related financial statements. For the avoidance of doubt, the Tax Expert will not determine any disputed items relating to the application or interpretation of Law in relation to this document except to the extent the Tax Expert is required to interpret the provisions of this document for the purpose of making their determination. The Tax Expert's determination of any value must be within the range for such items claimed by the Vendor and the Purchaser. To the extent that the Tax Expert's determination assigns a value outside of this range, the value for such items claimed by either the Vendor or the Purchaser that is closest to the Tax Expert's determination will be used instead. Unless the Tax Expert determines otherwise, the Purchaser and the Vendor must each pay one half of the Tax Expert's costs and expenses.  The decision of the Tax Expert will be final and binding on both Parties and the Return, or an amended Return, as applicable will be filed in accordance with the Tax Expert's determination.

(g) For purposes of this Agreement, Taxes allocable to the portion of a Straddle Period ending at 12:01 a.m. (Nevada time) on the Closing Date shall be (i) in the case of any Taxes other than income Taxes and Taxes based on receipts or sales or that are otherwise transactionally based, deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the taxable period prior to the Closing Date, and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any income Taxes and Taxes based on receipts or sale or that are otherwise transactionally based, be deemed equal to the amount which would be payable if the relevant Straddle Period ended at 12:01 a.m. (Nevada time) on the Closing Date, provided that all permitted allowances, credits, exemptions and deductions that are normally computed on the basis of an entire year period (such as depreciation and amortization deductions) shall accrue on a daily basis and shall be allocated between the pre-Closing Date portion of the Straddle Period and the post-Closing Date portion of the Straddle Period in proportion to the number of days in each such period; provided, however, that any credits relating to a Straddle Period shall be taken into account as though the relevant taxable period ended at 12:01 a.m. (Nevada time) on the Closing Date and provided that all determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with IFRS, applied consistently, except where such practice is not consistent with applicable legal requirements. Notwithstanding the foregoing, any penalty, interest or addition to Tax shall be allocated to the Party that bears the liability for the Tax to which such penalty, interest or addition to Tax relates in accordance with this Agreement, regardless of when such penalty, interest or addition to Tax is assessed.

(h) If, following the Closing Date, an Acquired Corporation (or the Purchaser, any person under Control of the Purchaser) receives any communication from a Tax authority (including the commencement of any audit, examination, Proceeding or any audit information request, query, proposal letter or assessment) in respect of any period prior to the Time of Closing or a Straddle Period, the Purchaser shall cause the applicable Acquired Corporation (or such other person) to forthwith provide a copy of such communication to the Vendor in order to ensure that the Vendor has a sufficient opportunity to respond to any action taken by the relevant Tax authority that could result in a Claim under this Agreement.

(i) Each of the Vendor and the Purchaser will provide reasonable assistance to the other Party, and the Purchaser shall cause each Acquired Corporation to co-operate fully with the Vendor, in connection with any matter contemplated by this Section 4.5 (including, without limitation, by providing such information, access to books and records and access to management personnel as the Vendor may reasonably require).

(j) If an Acquired Corporation receives a refund of any Taxes paid by the Vendor or the Acquired Corporation in respect of a taxable period, or portion of a taxable period, prior to the Time of Closing, and such refund is not set off against any Taxes, as applicable, payable by the Vendor or any Acquired Corporation in respect of a period prior to the Time of Closing (including a refund of any portion of the Triggered Tax Payment and any amount that would be refunded but for the fact that it was applied or credited to a taxable period commencing on or after the Time of Closing or  to the portion of a  Straddle Period occurring after the Time of Closing), the Purchaser shall pay to the Vendor an amount equal to the amount of such refund. If any such refund is received in respect of a Straddle Period, the payment and related offset shall be pro rated based on the amount of Tax paid by the Vendor for the Straddle Period as compared to the total amount of Tax paid for the Straddle Period. Any payment made pursuant to this Section 4.5(j) will be treated as an adjustment to the Purchase Price for all purposes, unless a contrary treatment is required by applicable Laws.  The Purchaser shall permit the Vendor to participate in the prosecution of any such refund at its expense, but not control the prosecution of any such refund or credit claim, which control shall rest at all times with Purchaser, acting reasonably, save and except that the Vendor, acting reasonably, shall control any refund or credit claim relating to the Triggered Tax Payment.

(k) Without the prior written consent of the Vendor, the Purchaser or any person under Control of the Purchaser shall not and shall not permit the Acquired Corporations to (i) make, change or rescind any Tax election or designation with respect to a Pre-Closing Tax Period; (ii) amend, refile or otherwise modify any Tax Return of any Acquired Corporation for a Pre-Closing Tax Period; (iii) agree to waive or extend the statute of limitations relating to any Taxes of any Acquired Corporation for any Pre-Closing Tax Period; (iv) voluntarily approach (including starting any voluntary disclosure agreement or similar process) any Governmental Authority with respect to any Pre-Closing Tax Period of any Acquired Corporation; or (v) take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability of the Vendor, unless and to the extent required by Applicable Law or any Governmental Authority.

4.6 Exclusivity.  From the date hereof the Vendor shall cease (and shall cause each of the Acquired Corporations and all Affiliates thereof to cease) all existing discussions or negotiations with third parties (other than Purchaser and its Affiliates) relating to the sale of the Shares, any of the Acquired Corporations or any part of the Property, and will not, directly or indirectly, commence or continue discussions or negotiations with any such third party and will not directly or indirectly, solicit, initiate or knowingly encourage any offer for all or any of the Shares or any of the Acquired Corporations or any part of the Property, until the earliest of (a) the Closing Date, and (b) the termination of this Agreement in accordance with its terms. In the event that any of the Vendor, the Acquired Corporations or any Affiliates thereof are approached during the foregoing period by any person inquiring in relation to the sale of the Shares, the Acquired Corporations or any part of the Property, the Vendor shall promptly provide notice to the Purchaser of such circumstance and their nature.

4.7 Insurance Matters.  Until the Closing, the Vendor shall, and shall cause each Acquired Corporation to (i) keep in full force and effect all Insurance Policies in force as at the date hereof with respect to the Property and the Operations conducted thereon; and (ii) give any notice or present any claim under any Insurance Policy consistent with past practices of the Vendor in the Ordinary Course of Business.

4.8 Indebtedness and Intercompany Debt.  Upon or prior to the Time of Closing, the Vendor shall eliminate all Indebtedness (including withholding Tax obligations thereon) of any of the Acquired Corporations including any and all amounts owing to W-Box 2015 and W-Box 2014 and all amounts owing to the Vendor, other than the Accrued Sprott Royalty (the covenant in this section 4.8, the "Debt Repayment"). For greater certainty, as at the Time of Closing, none of the Acquired Corporations shall have any Indebtedness other than the Accrued Sprott Royalty.

4.9 Reclamation and Performance Bonds.  The Vendor shall maintain in full force and effect until Closing all reclamation and performance bonds with respect to the Mine and the Operations.  Such bonds shall continue to be held by the Acquired Corporations after Closing and shall become the responsibility of the Purchaser at the Time of Closing.

4.10 Business Acquisition Report.  In the event that the transactions set forth in this Agreement constitutes an acquisition of a business that requires the filing of a business acquisition report (a "BAR") under National Instrument 51-102 - Continuous Disclosure Obligations, the Vendor will, at the Purchaser's cost and expense, co-operate with the Purchaser to provide the Purchaser such financial information as the Purchaser may reasonably require to complete the BAR; provided that, for greater certainty, neither the Vendor nor any of its Affiliates shall be required to prepare, review or audit (or cause to be audited) any financial statements to be included in the BAR.

4.11 Access to Information.  The Vendor shall provide the Purchaser and its financing providers and its and their respective employees, agents and representatives, between the date of this Agreement and the Closing Date, with reasonable access during normal business hours to: (i) the Property, subject to compliance with applicable Laws and Mine safety policies, and further subject to the Purchaser and/or its financing providers providing the Vendor with reasonable prior notice of the visit to the Mine or the Property; (ii) books and records or other material relevant to the business or assets of any Acquired Corporation including all technical data, production or other operating reports, maps and other information relating to the Property; (iii) the properties and assets used by the Acquired Corporations; and (iv) the senior management of the Acquired Corporations. The Vendor shall furnish to the Purchaser copies of books and records of the Acquired Corporations as the Purchaser shall from time to time reasonably request. The Purchaser's rights of access shall be exercised in a manner that does not unreasonably interfere with the operations of the Acquired Corporations.

4.12 Risk of Loss.  Until the Closing Date, the assets utilized in the Business will be at the risk of the Vendor. If, before the Closing Date, all or a substantial portion of the assets utilized in the Business are destroyed or damaged by fire, earthquake or any other casualty or are appropriated, expropriated or seized by any Governmental Authority, the Vendor shall promptly notify the Purchaser and the Purchaser will have the option, exercisable by notice in writing given within four (4) Business Days of the Purchaser receiving notice in writing from the Vendor of such destruction, damage, expropriation or seizure:

(a) to complete the transactions contemplated in this Agreement without reduction of the Purchase Price, in which event all proceeds of any insurance (including business interruption insurance) will be payable to the Purchaser immediately upon receipt; or

(b) to terminate this Agreement and not complete the transactions contemplated in this Agreement.

If the Purchaser fails to provide notice of its election within such four (4) Business Day period, the Purchaser will be deemed to have elected to complete the transactions contemplated in this Agreement as provided in clause (a) above.

4.13 TSX and NYSE Approval.  The Purchaser shall take, or cause to be taken all actions and to do or cause to be done, all things reasonably necessary to obtain the consent of the TSX and NYSE, prior to the Closing Date, in respect of the completion of the transactions set out in this Agreement, including the issuance of the Consideration Shares and Consideration Warrants.

4.14 HSR Filing.

(a) If the Vendor and the Purchaser have not filed notifications required under the HSR Act before the Effective Date, they shall each file their respective notifications within five (5) Business Days after the Effective Date.  The Vendor and the Purchaser shall cooperate with each other and shall furnish to each other all information necessary or desirable in connection with making any filing under the HSR Act or in connection with resolving any investigation or other inquiry by any Governmental Authority under the HSR Act or any state or federal laws relating to competition Laws with respect to the transactions contemplated by this Agreement.

(b) The Vendor and the Purchaser shall promptly inform the other of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority.  Neither the Vendor nor the Purchaser shall participate in any substantive meeting (in person or by telephone) with any Governmental Authority regarding any notification filed under the HSR Act or any resulting inquiry or investigation relating to the transaction contemplated by this Agreement without giving the other party prior notice of, and the opportunity to participate in, the meeting to the extent reasonably practicable. To the extent permitted by Law and reasonably practicable, the parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with all meetings, actions and proceedings under or relating to the HSR Act or other competition Laws. The Vendor or the Purchaser may, if it reasonably deems it necessary, designate any competitively sensitive material provided to the other under this Section 4.14 as "outside counsel only". Such materials and information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to representatives of the recipient, unless express written permission is obtained in advance from the source of the materials.

(c) The Vendor and the Purchaser shall use their respective commercially reasonable efforts to secure the expiration or termination of any waiting periods under the HSR Act and to take such action with respect to the U.S. Department of Justice Antitrust Division, the Federal Trade Commission or any other similar Governmental Authority, as may be necessary to consummate the transaction contemplated by this Agreement; except that, notwithstanding anything to the contrary, in no event shall the Purchaser or any of its Affiliates be required to (i) commence or threaten to commence litigation; (ii) agree to hold separate, divest, license or cause a third party to purchase, any of the assets or business of the Purchaser, the Vendor or any of their respective Affiliates; or (iii) otherwise agree to any restrictions on the business of the Purchaser, the Vendor or any of their respective Affiliates in connection with avoiding or eliminating any restrictions to the consummation of the transactions contemplated by this Agreement under any applicable Law.

4.15 Audited Financial Statements.  The Vendor shall cause to be prepared and delivered to the Purchaser audited financial statements of the Corporation on a consolidated basis, for the year ended December 31, 2020, prepared in accordance with IFRS (the "Audited Financial Statements"), on or before April 9, 2021.

4.16 Post-Closing Amalgamation.  The Purchaser shall not commence any winding up, dissolution, merger, consolidation or amalgamation involving any of the Acquired Corporations until at least one day after the Closing Date.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF VENDOR

The Vendor hereby represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying on such representations and warranties in entering into this Agreement and completing the purchase of the Shares and the transactions contemplated hereby:

5.1 Existence of the Vendor.  The Vendor is a corporation formed and validly existing under the laws of the Province of Ontario.  The Vendor has the corporate power to: (i) own the Shares; and (ii) execute, deliver and perform its obligations under the Transaction Documents.

5.2 Execution, Delivery and Enforceability.  The execution, delivery and performance of the Transaction Documents, including the sale of the Shares to the Purchaser, has been duly authorized by all necessary corporate action on the part of the Vendor and, as applicable, the Acquired Corporations, and constitutes a legal, valid and binding obligation of the Vendor enforceable by the Purchaser in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency and other rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

5.3 Existence of the Acquired Corporations.  Each Acquired Corporation is a corporation or other business entity incorporated or organized pursuant to the jurisdictions set out in Section 5.3 of the Disclosure Letter, is in good standing and has the corporate or company power to carry on its business as it is currently being conducted; and neither the nature of the Business nor the location or character of any of its assets requires any Acquired Corporation to be registered, licensed or otherwise qualified as a foreign corporation or to be in good standing in any jurisdiction other than the jurisdictions set out in Section 5.3 of the Disclosure Letter, in which jurisdictions the applicable Acquired Corporation is duly registered, licensed or otherwise qualified and in good standing for such purpose. True and complete copies of the constating or other organizational documents of each Acquired Corporation have been made available to the Purchaser.

5.4 No Conflict.  Except as disclosed in Section 5.4 of the Disclosure Letter, the entering into of the Transaction Documents and the performance by the Vendor of its obligations thereunder, including the sale of the Shares, will not (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), cause the suspension or revocation of, or give rise to a right of termination or acceleration of indebtedness or right of first refusal under any provision of the constating documents of the Vendor or any Acquired Corporation; (ii) constitute or result in a material breach of any provision of, or constitute a material default (or an event which, with notice or lapse of time, or both, would constitute a material default), cause the revocation of, or give rise to a right of termination or acceleration of indebtedness or right of first refusal under any JC Material Contract or material Permit by which any Acquired Corporation is bound or any of their respective properties or assets is bound, or result in the creation of any Encumbrance on any of the assets of any Acquired Corporation other than a Permitted Encumbrance; or (iii) result in a violation of any of the terms and provisions of any Law, in any material respects, applicable to the Vendor or any Acquired Corporation, subject to obtaining authorization for listing of the Consideration Shares and the First Majestic Shares issuable upon exercise of the Warrants on the TSX and NYSE and making the HSR Act filings contemplated in Section 4.14.

5.5 Capitalization of the Acquired Corporations.

(a) The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of special shares without par value, of which 100,000 common shares and no special shares are issued and outstanding. Other than as set out in Section 5.5(a) of the Disclosure Letter, all of the Shares have been duly authorized, are validly issued as fully paid and non-assessable, and are owned of record and beneficially by the Vendor, free and clear of all Encumbrances. The Vendor has the exclusive right to dispose of the Shares.

(b) Section 5.5(b) of the Disclosure Letter lists for each Acquired Subsidiary its authorized capital stock, the number of shares issued and outstanding and the owner of such shares. All such shares are have been duly authorized and are validly issued, fully paid and non-assessable. All such shares are owned of record and beneficially by the Acquired Corporation set out in Section 5.5(b) of the Disclosure Letter, free and clear of all Encumbrances.  No Acquired Corporation directly or indirectly owns any equity, partnership, membership, joint venture or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership, joint venture or similar interest, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in or assume any liability or obligation of, any person.

(c) There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of any of the Acquired Corporations or obligating the Vendor or any Acquired Corporation to issue or sell any shares of capital stock of, or any other interest in, any of the Acquired Corporations. The Acquired Corporations do not have outstanding or authorized any equity awards, including any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the capital stock of any of the Acquired Corporations. No shares of capital stock or other equity or ownership interests of any Acquired Corporation have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the certificate of incorporation or bylaws or equivalent organizational documents of any Acquired Corporation or any agreement to which any Acquired Corporation is a party or by which any Acquired Corporation is bound.

5.6 Consents.  Except as disclosed in Section 5.6 of the Disclosure Letter, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority or any other person is required to be obtained or made by the Vendor or any Acquired Corporation in connection with the consummation of the transactions contemplated by this Agreement.

5.7 Financial Statements; Absence of Undisclosed Liabilities.

(a) The Vendor has delivered or made available to Purchaser the JC Financial Statements. Such JC Financial Statements fairly present in all material respects the consolidated financial condition and the results of operations, changes in shareholder's equity, and cash flows of the Corporation and the Business as at the respective dates and for the periods referred to in such JC Financial Statements, all in accordance with IFRS. The JC Financial Statements reflect the consistent application of such accounting principles throughout the periods involved and have been prepared from the accounting records of the Acquired Corporations.

(b) Except as disclosed in Section 5.7 of the Disclosure Letter, the Acquired Corporations have no outstanding indebtedness, Liability or obligation (including liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, except as specifically identified in the JC Financial Statements, or incurred in the ordinary course of business since the date of the JC Financial Statements.

(c) The Acquired Corporations maintain and comply with a system of accounting controls sufficient to provide reasonable assurances that (i) its business is operated in accordance with management's general or specific authorization and, in all material respects, with applicable Laws, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, and (iii) access to properties and assets is permitted in accordance with management's general or specific authorization.

5.8 No Material Adverse Change.  Except as disclosed in Section 5.8 of the Disclosure Letter, (i) on and after December 31, 2020, the Acquired Corporations and the Business have been operated and conducted in the Ordinary Course of Business; and (ii) without limiting the generality of the foregoing, since December 31, 2020, there has not been any:

(a) sale, assignment, license, lease, Encumbrance, transfer or other disposition (including, without limitation, transfers with employees, Affiliates, or the Vendor) of any assets or other property of the Acquired Corporations, in any material respects, except in the Ordinary Course of Business, or any material cancellation of any debts or claims owed to the Acquired Corporations;

(b) instance of material damage to, or destruction or loss of, any assets of the Acquired Corporations, which damage, destruction, or loss was not covered by insurance;

(c) increase in the salary, wages, bonuses, or other compensation rates of any officer, employee, director, consultant or independent contractor of the Acquired Corporations except in the Ordinary Course of Business, or any commitment or the incurrence of any liability to any labor organization;

(d) except as disclosed in Section 5.8(d) of the Disclosure Letter, change in accounting or Tax methods, practices, or policies of the Acquired Corporations from those utilized in the preparation of the JC Financial Statements (except as required by IFRS), or write-offs or write-downs made with respect to the Acquired Corporations' assets;

(e) waiver of any material rights of value or sufferance of any material losses other than in the Ordinary Course of Business;

(f) change in accounting methods or practices (except as required by IFRS), collection policies, or payment policies of the Acquired Corporations;

(g) (i) election or rescission of any election by or with respect to the Acquired Corporations relating to Taxes, (ii) closing agreement entered into by or with respect to the Acquired Corporations, (iii) affirmative action to surrender any right to claim a Tax refund, offset or other reduction in any liability for Taxes taken by or with respect to the Acquired Corporations, or (iv) amended Tax Return or claim for Tax refund filed by or with respect to the Acquired Corporations;

(h) material capital expenditures;

(i) Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing; or

(j) fact, event or circumstance which has had, will have or would reasonably be expected to have, individually or in the aggregate with all other facts and circumstances, a Material Adverse Change on the Acquired Corporations.

5.9 Ownership of and Sufficiency of Tangible Personal Property. Except as set out in Section 5.9 of the Disclosure Letter, to the knowledge of the Vendor, (i) the Acquired Corporations have good and valid title to, or a valid and enforceable leasehold interest in, all personal property that is material to the operation of the Business free and clear of any Liens other than Permitted Encumbrances; and (ii) except as set forth in Section 5.9 of the Disclosure Letter, the tangible personal property of the Acquired Corporations is in working condition, having regard to its use and age, and such assets have been maintained in working condition and are used (or are available for use) in the Ordinary Course of Business, in all material respects, and no material defects in any of the foregoing exist which would, individually or in the aggregate, reasonably be expected to impair the conduct of the Business after the Closing.

5.10 Intellectual Property.

(a) To the knowledge of the Vendor, the Acquired Corporations (A) own and possess all right, title, and interest in and to all Intellectual Property, and (B) own and possess all right, title, and interest in and to, or has sufficient rights to, pursuant to a valid and enforceable written license, all other Intellectual Property necessary for the conduct of the Business as presently conducted by the Acquired Corporations.

(b) To the knowledge of the Vendor, all of the IT Systems are free from any disabling code or instructions, timer, copy protection device, clock, counter, or other limiting design or routing or any "back-door," "time bomb," "trojan horse," "worm," "drop dead device," "virus," "bug," documentation error or corruptant, malware, "spyware," or other similar programs, software routines or hardware components that would permit unauthorized access or the unauthorized disablement or erasure of any of the IT Systems or otherwise render the IT Systems incapable of being used in the full manner for which they were designed. No IT Systems have experienced failures, breakdowns or continued substandard performance in the past 12 months that have caused material disruption or interruption in the Acquired Corporations' use thereof or in the conduct of the Business.

(c) The Acquired Corporations have not (i) to the knowledge of the Vendor, experienced any material data security breaches, unauthorized access or use of any of the IT Systems, or any material unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any data located on any of the IT Systems, or (ii) been subject to any Proceeding, regarding the collection, dissemination, storage or use of personal information.

(d) To the knowledge of the Vendor, all software owned, licensed, or used by the Acquired Corporations (other than commonly available, non-customized third-party software licensed to them for internal use on a nonexclusive basis) has been used by the Acquired Corporations in accordance, in all material respects, with the terms and limitations of any corresponding license.  To the knowledge of the Vendor, the Acquired Corporations have all rights necessary to use all copies of all material software used by the Acquired Corporations.

5.11 Litigation.  Except as set forth in Section 5.11 of the Disclosure Letter, there are no, Proceedings (i) pending or, to the knowledge of the Vendor, threatened against (A) the Acquired Corporations or their assets or properties, (B) the Vendor, or (C) any of the officers, directors or employees of the Acquired Corporations concerning or relating to the Business, or (ii) pending or threatened by the Acquired Corporations against any person. Neither the Acquired Corporations nor any asset or property owned by them is subject to any unresolved judgment, decision, decree, order, injunction, writ, stipulation, determination, or ruling of any Governmental Authority nor to the knowledge of the Vendor is any material judgment, decision, decree, order, injunction, writ, stipulation, determination, or ruling of any Governmental Authority threatened.

5.12 Compliance with Laws; Permits and Licenses.

(a) Except as set forth in Section 5.12(a) of the Disclosure Letter, to the knowledge of the Vendor, the Vendor and the Acquired Corporations are, in all material respects, in compliance with all applicable Laws.

(b) Except otherwise set forth in Section 5.12(b) of the Disclosure Letter, (i) except as would not reasonably be anticipated to result in a Material Adverse Change, the Acquired Corporations validly hold, and are in compliance with, all material permits, licenses, franchises, bonds, approvals, certificates, registrations, accreditations, variances and other authorizations and similar rights of all Governmental Authorities (the "Permits") required for the ownership, use, occupancy or operation of the Business as currently configured; (ii) each Permit is valid and in full force and effect, except where the failure to obtain any such Permit or Permits would not result in a Material Adverse Change; (iii) no written notices have been received by the Acquired Corporations, and remain unresolved as of the Effective Date, alleging the failure to hold, or the pending or threatened revocation, cancellation, modification, restriction of, any such Permit; or (iv) to the knowledge of the Vendor, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any revocation, cancellation, expiration, modification, restriction of, any material Permit.

5.13 Environmental Matters.

(a) Except as set forth in Section 5.13(a) of the Disclosure Letter, the Acquired Corporations and their facilities are in material compliance with all applicable Environmental Laws.

(b) Except as set forth in Section 5.13(b) of the Disclosure Letter, neither the Vendor nor any Acquired Corporation or, to the knowledge of the Vendor, any other person for whose conduct any of them is or could be held responsible has received any notice or other communication (written or oral) that remain unresolved as of the Effective Date relating to any actual or alleged violation of or failure to comply with Environmental Laws.

(c) Except as set forth in Section 5.13(c) of the Disclosure Letter, there are no pending or, to the knowledge of the Vendor, threatened claims arising under or pursuant to any Environmental Law, against any of the Acquired Corporations or with respect to or affecting any asset owned by the Acquired Corporations.

(d) Except as set forth in Section 5.13(d) of the Disclosure Letter, since the Prior Acquisition Date, to the knowledge of the Vendor, there has been no unpermitted Release of Hazardous Substances at the facilities of the Acquired Corporations, or to the knowledge of the Vendor, at any Leased Real Property or Owned Real Property, operated by the Acquired Corporations that could reasonably be anticipated to result in material Liability for cleanup, remediation, or any other type of response action pursuant to Environmental Laws.

(e) Except as set forth in Section 5.13(e) of the Disclosure Letter, to the knowledge of the Vendor, the Acquired Corporations have not assumed, undertaken, or otherwise become subject to any Liability of any other person, or provided indemnity with respect to any Liability, in each case relating to Environmental Laws.

(f) Except as set forth in Section 5.13(f) of the Disclosure Letter, the Vendor has furnished or has caused the Acquired Corporations to furnish to the Purchaser all material environmental audits, reports and other environmental documents relating to the Acquired Corporations and their Affiliates or their respective predecessors, or to any of their current or former facilities and operations, which, to the knowledge of the Vendor, are in the Vendor's or the Acquired Corporations' possession or control.

5.14 Employees.

(a) Section 5.14 of the Disclosure Letter correctly sets forth, for each employee of any of the Acquired Corporation, such employee's name, title, status as full or part time, length of service, the name of the Acquired Corporation employer, current annual salary or wages, bonus and commission entitlement, vacation accrued, service credited for purposes of vesting and eligibility to participate under the  Plans, and whether any such employee is absent from active employment, including, but not limited to, leave of absence or disability (and where an employee is absent or on leave, the type of absence or leave and expected return to work date). Except as set out in Section 5.14 of the Disclosure Letter, no employee of any of the Acquired Corporations is a party to, or is bound by, any employment, severance, change in control, bonus or similar agreement or arrangement with any of the Acquired Corporations, and no person will have, as a result of the consummation of the transactions contemplated hereby, any right to receive any severance, change in control or similar compensation or payment.  Except as set out in Section 5.14 of the Disclosure Letter, the employment of the Acquired Corporations' employees is terminable at will without cost to any of the Acquired Corporations other than payment of benefits and/or wages earned through the last day of employment.

(b) (i) the Acquired Corporations are not, and never have been a party to or bound by, the terms of any collective bargaining, union contract, or other agreement with any labor organization and no such agreement or contract has been requested by any employee or group of employees of the Business, nor has there been any discussion with respect thereto by management of the Acquired Corporations with any employees of the Business; (ii) the Acquired Corporations have not had any actual or, to the knowledge of the Vendor, threatened, material labor disputes (including strikes, work stoppages, slowdowns, concerted refusal to work overtime, or material grievances); (iii) there have been no union organization, decertification activities or any petitions, pending or otherwise, for recognition of, a labor union or association as the exclusive bargaining agent for, or where the purpose is to organize any group or groups of employees of, the Acquired Corporations; (iv) there is not currently pending, with regard to any of its facilities, any Proceeding before the National Labor Relations Board, wherein any labor organization is seeking representation of any employees of the Acquired Corporations or the Business; (v) there are no employees of the Acquired Corporations receiving workplace safety and insurance benefits, on any leave or receiving disability benefits other than those disclosed on Section 5.14 of the Disclosure Letter; and (vi) to the knowledge of the Vendor, no officer, executive, or key employee of the Acquired Corporations have any intention to terminate his or her employment within the first 18 months following the Closing Date.  All amounts owing under applicable workers' compensation legislation have been paid in full and the Acquired Corporations' claims experiences would not permit a penalty reassessment under such legislation.

(c) With respect to the transactions contemplated by this Agreement, any notice required under any Law has been given, and all bargaining obligations with any employee representative have been satisfied. The Acquired Corporations have not implemented any layoff of employees that could implicate the WARN Act. Section 5.14 of the Disclosure Letter sets forth the identities and work places of all persons whose employment was terminated by any of the Acquired Corporations during the 90-day period prior to the Closing Date.

(d) As of the Closing Date, there are no actions, government investigations or labor grievances pending, or, to the knowledge of the Vendor, threatened relating to any employment related matter involving any employee of the Acquired Corporations or applicant seeking employment with the Acquired Corporations, including charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices or other alleged violations of Law.

(e) The Acquired Corporations and its Affiliates involved in the employment of employees of the Business are, and have been, in compliance with all applicable Laws relating to employment or labor, including without limitation labor and employment practices, terms and conditions of employment, wages and hours, overtime payments, Fair Labor Standards Act compliance, recordkeeping, employee classification, non-discrimination, employee leave, payroll documents, record retention, equal opportunity, immigration, occupational health and safety, severance, termination or discharge, collective bargaining, timekeeping, drug testing, U.S. Department of Transportation compliance, physicals and e-verify (if applicable), and the Acquired Corporations are not in violation of any Law concerning classification of individual independent contractors or consultants. The Acquired Corporations and its Affiliates are in compliance with all applicable federal immigration Laws. The Acquired Corporations have taken all legally required steps to verify the identity work authorization of each of its employees in the U.S.

(f) Each of the employees of the Business is currently accredited and holds such licenses with those regulatory and accreditation organizations as may be necessary for the performance of his or her job duties, and the Vendor has previously delivered to Purchaser true, correct and complete copies of all documents related to such accreditation and licensure or renewal thereof.

(g) All obligations of the Acquired Corporations as of the Closing Date for wages, salary and other employee compensation, vacation pay, holiday pay, premiums for employment or unemployment insurance and all other accrued payroll obligations in respect of employees (and all former employees) of the Acquired Corporations will have been paid, or if unpaid, are accrued and reflected in the books and records of the Acquired Corporations.

(h) All contributions required to be paid with respect to workers' compensation arrangements of the Acquired Corporations have been made or accrued as a liability in the JC Financial Statements.

(i) No employee or director of the Acquired Corporations is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, non-competition, or proprietary rights agreement, between such employee or director and any other person ("Proprietary Rights Agreement") that in any way adversely affects or will affect (i) the performance of his or her duties as an employee or director of the Acquired Corporations, or (ii) the ability of the Acquired Corporations to conduct its business, including any Proprietary Rights Agreement with the Vendor or the Acquired Corporations by any such employee or director. The Acquired Corporations' current and former employees who have or had access to the Acquired Corporations' confidential and proprietary information have executed confidentiality and assignment of inventions agreements that adequately protect the Acquired Corporations' proprietary interest in such information and derivatives thereof.

5.15 Employee Benefit Plans.

(a) Section 5.15 of the Disclosure Letter sets forth an accurate and complete list of each "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) and each other employee benefit plan, program, agreement or arrangement (including any bonus, retention, change in control, deferred compensation, retirement, severance, sick leave, flexible spending account, employee health or other welfare, post-employment welfare, paid time off, vacation, equity purchase, equity option, equity incentive or other benefit plan, program, policy, agreement or arrangement), maintained, sponsored, or contributed to by the Acquired Corporations, or with respect to which the Acquired Corporations have any Liability or potential Liability (each a "Plan" and collectively the "Plans").

(b) The Acquired Corporations do not have any obligation to contribute to (or any other Liability, including current or potential withdrawal liability, with respect to) any (i) "multiemployer plan" (as defined in Section 3(37) of ERISA), (ii) employee benefit plan which is a "defined benefit plan" (as defined in Section 3(35) of ERISA), that is subject to Title IV of ERISA, whether or not terminated, (iii) "multiple employer welfare arrangement" (as such term is defined in Section 3(40) of ERISA); or (iv) "multiple employer plan" within the meaning of 210 of ERISA or Section 413(c) of the Code.

(c) With respect to each Plan, all required or recommended (in accordance with historical practices) payments (including all employer contributions and employee salary reduction contributions), premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing that are due have been timely made within the time periods prescribed by ERISA, the Code and applicable Law and all such contributions or payments ending on or prior to the Closing Date that are not yet due have been made or properly accrued on the latest JC Financial Statements and all reserves under each Plan that provides group benefits is reasonable and sufficient to provide for all incurred but unreported claims. None of the Plans has any material unfunded liabilities which are not reflected on the latest JC Financial Statements.

(d) The Plans and all related trusts, insurance contracts and funds have been maintained, funded and administered in material compliance in all respects with their terms, the terms of any applicable collective bargaining agreement and with the applicable provisions of ERISA, the Code and other applicable Laws. None of the Acquired Corporations nor any trustee or administrator of any Plan has engaged in any transaction with respect to the Plans which would subject the Acquired Corporations or any trustee or administrator of the Plans, or any party dealing with any such Plan, nor do the transactions contemplated by this Agreement constitute transactions which would subject any such party, to either a civil penalty assessed pursuant to Section 502(i) of ERISA or the tax or penalty on prohibited transactions imposed by Section 4975 of the Code. No actions, suits or claims with respect to the assets of the Plans (other than routine claims for benefits) are pending or threatened which could result in or subject the Acquired Corporations to any Liability and there are no circumstances which would give rise to or be expected to give rise to any such actions, suits or claims. To the knowledge of the Vendor, no act or omission has occurred and no condition exists with respect to any Plan that would subject the Acquired Corporations, Purchaser or any of their respective Affiliates to any fine, penalty, tax or other Liability imposed under ERISA, the Code or other applicable Law.

(e) Each of the Plans, which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter or opinion/advisory letter from the IRS that such Plan is qualified under Section 401(a) of the Code which the Plan may currently rely upon, and to the knowledge of the Vendor, there are no circumstances which would adversely affect the qualified status of any such Plan, and, Plans that are intended to qualify for special tax treatment (if any) satisfy all requirements for such treatment.

(f) The Vendor has delivered or made available (or caused the Acquired Corporations to deliver or make available) to Purchaser true and correct copies of the Plan documents and summary Plan descriptions, summary of material modifications, the most recent determination/opinion/advisory letter received from the IRS (if any), the most recent annual report (Form 5500, with all applicable attachments), coverage and nondiscrimination testing results, submissions to the Employee Plans Compliance Resolution System (if any), and all related trust agreements, insurance contracts, and other funding arrangements that implement each Plan. Except as specifically provided in the foregoing documents delivered or made available to Purchaser, there are no amendments to any Plan that have been adopted or approved nor have the Acquired Corporations undertaken to make any such amendments or to adopt or approve any new Plan.

(g) Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), accelerate the time of the payment or vesting of, or increase the amount of, or result in the forfeiture of compensation or benefits under any Plan.

(h) Any individual who performs services for the Acquired Corporations and who is not treated as an employee for federal income tax purposes by the Company is not an employee under applicable Law or for any purpose including, without limitation, for tax withholding purposes or Plan purposes. The Acquired Corporations do not have any Liability by reason of an individual who performs or performed services for the Acquired Corporations in any capacity being improperly excluded from participating in any Plan or being improperly allowed to participate in any Plan.

(i) The Acquired Corporations do not outsource its payroll operations to a third-party payroll provider and conducts all of its own all payroll enrollment, payment, withholding and related operations.

(j) The Acquired Corporations do not have any obligation under any Plan or otherwise to provide medical, health, life insurance or other welfare-type benefits to current or future retired or terminated employees or their dependents (except for limited continued medical benefit coverage required to be provided under Section 4980B of the Code or as required under applicable Law for which the recipient pays the full premium cost).

(k) The Acquired Corporations have offered each of their full-time employees and their dependents the opportunity to enroll in affordable health insurance coverage that provides minimum value, have maintained adequate records evidencing the offers of coverage, for the applicable reporting of such offers of coverage and has timely complied with information reporting requirements under the Code related to such offers of coverage.

(l) The Vendor has provided Purchaser with true and accurate copies of the following information regarding each employee of each the Acquired Corporations employed during 2020 and 2021: name, address, status as full- or part-time, monthly information about employment status and whether such employee was offered health insurance for that month, the premium cost for employee-only insurance, and copies of the health insurance policy and "summary of benefits and coverage."

5.16 Tax Matters.

(a) Except as set forth in Section 5.16(a) of the Disclosure Letter, the Acquired Corporations have timely filed (taking into account any valid extensions) all income and other material Tax Returns required to be filed by it, and each such Tax Return was true, correct and complete in all material respects and was prepared in material compliance with all applicable Laws. All material Taxes due and payable by the Acquired Corporations (with respect to the operations of the Acquired Corporations), whether or not shown or required to be shown on any Tax Return, have been timely paid. The Acquired Corporations have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, member, or other third-party;

(b) Except as set forth in Section 5.16(b) of the Disclosure Letter, the Acquired Corporations have not consented to, or been requested to consent to, give a waiver or extension (or is or would be subject to a waiver or extension given by any other person) of any statute of limitations relating to the payment of Taxes of the Acquired Corporations or for which the Acquired Corporations may be liable;

(c) No federal, state, provincial, local, or non-U.S. tax audits or administrative or judicial Proceedings for or relating to Taxes are pending or being conducted with respect to the Acquired Corporations. In the prior 3 years, the Acquired Corporations have not received from any federal, state, provincial, local, or non-U.S. taxing authority (including jurisdictions where the Acquired Corporations have not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review or (ii) written notice of deficiency, proposed adjustment or other claim for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Acquired Corporations. There are no Proceedings which have been threatened in writing for or relating to Taxes of the Acquired Corporations, and there are no matters under discussion with the IRS or other Governmental Authority with respect to Taxes of the Acquired Corporations;

(d) No written claim has ever been made by any Governmental Authority in a jurisdiction where the Acquired Corporations do not file Tax Returns claiming that the Acquired Corporations are or may be subject to Taxes assessed by such jurisdiction;

(e) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon (i) any of the assets of the Acquired Corporations or (ii) any Shares.

(f) There is no Tax sharing agreement, Tax allocation agreement, Tax indemnity obligation or similar contract, agreement, arrangement, understanding or practice, oral or written, with respect to Taxes that will require any payment by the Acquired Corporations or the Purchaser on or after the Closing Date.

(g) Except as set forth in Section 5.16(g) of the Disclosure Letter, the Acquired Corporations (i) have never been a member of an Affiliated Group (as defined in the Code) filing a consolidated federal income Tax Return except for Affiliated Groups which only included other Acquired Corporations, and (ii) have no liability for the Taxes of any person (other than the Acquired Corporations) under Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or non-U.S. Law), as a transferee or successor, by contract or otherwise (other than commercial agreements entered into in the ordinary course of business, the principal purpose of which is not Tax);

(h) No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer, director or other individual service provider of the Acquired Corporations or any of their Affiliates who is a "disqualified individual" (as such term is defined in Treasury Regulation Section 1.280G-1) under any agreement, contract, arrangement, plan or otherwise could be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code);

(i) Each contract, arrangement, or plan of the Acquired Corporations that is a "nonqualified deferred compensation plan" (as defined for purposes of Code Section 409A(d)(1)) is in documentary and operational compliance with Code Section 409A and the applicable guidance issued thereunder. The Acquired Corporations have no indemnity obligation for any Taxes imposed under Section 4999 or 409A of the Code;

(j) The Acquired Corporations are not, and have never been, a party to any "reportable transaction" or "listed transaction" as defined in Treasury Regulation Section 1.6011-4(b)(1);

(k) Other than the Corporation, the Acquired Corporations are not formed, and are not resident for Tax purposes, outside of the United States. Other than the Corporation, the Acquired Corporations do not have, and have never had, a permanent establishment within the meaning of any applicable Tax treaty, an office or fixed place of business or any other presence in a country other than the United States that subjects it to taxation by such country;

(l) Section 5.16(l) of the Disclosure Letter lists (i) the taxable years of the Acquired Corporations as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired, (ii) those taxable years ended after December 31, 2010 for which examinations by taxing authorities have been completed, including a description of the nature and the outcome of each such examination; and (iii) those taxable years for which examinations by taxing authorities have been, or are presently being, conducted which examinations have not been completed, including a description of the nature and the current status of such examinations. The Vendor has delivered to the Purchaser copies of any reports, statements of deficiencies and similar items with respect to such examinations. There are no adjustments to any Tax Return filed by or with respect to the Acquired Corporations for any taxable year ended after [December 31, 2014], and no deficiencies have been proposed by the IRS or other Governmental Authority with respect to such Tax Returns;

(m) None of the assets of the Acquired Corporations (i) is "tax-exempt use property" within the meaning of Code Section 168(h), or (ii) secures any debt the interest on which is tax exempt under Code Section 103(a);

(n) The Acquired Corporations have not distributed stock of another person in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or 361;

(o) Acquired Corporations have not agreed, and are not required, to make any adjustment under Code Section 481, and no Governmental Authority has proposed any such adjustment or change in accounting method;

(p) The Acquired Corporations have not executed or entered into a closing agreement pursuant to Code Section 7121 or any similar provision of state, local or foreign law, and the Acquired Corporations is not subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Authority;

(q) The Acquired Corporations will not be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending prior to the Closing Date; (ii) installment sale or open transaction disposition made prior to the Closing Date; (iii) prepaid amount received prior to the Closing Date; or (iv) as a result of any election under Code Section 108(i) (or any similar provision of state, local or foreign Law) with respect to the discharge of any indebtedness prior to the Closing Date;

(r) The Acquired Corporations have made available to Purchaser complete and correct copies of all Tax Returns filed by or on behalf of the Acquired Corporations for all taxable years ending on or after June 30, 2015;

(s) The Acquired Corporations are not a party to a joint venture, partnership or other arrangement that is treated as a partnership for Tax purposes;

(t) The Corporation is not and has not been subject to Code Section 7874;

(u) The Corporation has not, at any time in the 5-year period ending with the Closing Date, held any United States real property interest, as defined by Section 897 of the Code, which it contributed to the Acquired Subsidiaries in a transaction governed by a nonrecognition provision of the Code.

(v) The Acquired Corporations have not granted, and no other person on behalf of the Acquired Corporations have granted, to any person any power of attorney that is currently in force with respect to any Tax matter other than authorisations granted to employees or officers of the Acquired Corporations or to payroll service providers to enable them to administer routine matters on behalf of the Acquired Corporations such as the remittance of Taxes;

(w) The Vendor is not a non-resident of Canada within the meaning of the Canada Tax Act;

(x) The Acquired Subsidiaries have at all times been classified for U.S. federal income tax purposes as a corporation;

(y) If it is determined that the Corporation has made an election under subsection 83(2) of the Canada Tax Act in respect of the full amount of any dividend payable by it on shares of any class of its capital stock in respect of a Pre-Closing Tax Period or in connection with the Pre-Closing Reorganization, and the full amount of such dividend exceeded the amount of the "capital dividend account" (as defined in the Canada Tax Act) of the Corporation immediately before the dividend became payable, the Vendor hereby concurs (or the Vendor shall cause the recipient of the relevant dividend to concur) in the making of an election under subsection 184(3) of the Canada Tax Act in respect of such dividend.  For that purpose the Vendor shall execute at the Closing the form of concurrence required by subsection 184(4) of the Canada Tax Act set out in Schedule 5.16(y) and each such concurrence shall be held in escrow by counsel to the Vendor unless and until it is required to be filed under this Section 5.16(y).

(z) For all transactions between the Corporation or any of its subsidiaries and any person who is not resident in Canada for purposes of the Canada Tax Act with whom the Corporation or any of its subsidiaries, was not dealing at arm's length for purposes of the Canada Tax Act, the Corporation, has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Canada Tax Act (or comparable provisions of any other applicable provincial legislation) and all such transactions reflect arm's-length terms and conditions.

(aa) For the purposes of the Canada Tax Act and any other relevant Tax purposes the Corporation is, and has only been, resident in Canada and is, and has only been, a taxable Canadian corporation.

(bb) None of Sections 78 or 80 to 80.04 of the Canada Tax Act (or comparable provisions of any other applicable provincial legislation) have applied to the Corporation or any of its subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78 or 80 to 80.04 of the Canada Tax Act (or comparable provisions of any other applicable provincial Laws) to the Corporation or any of its subsidiaries.

(cc) Neither the Corporation nor any of its subsidiaries is a party to or bound by any material Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement or similar agreement. Neither the Corporation nor any of its subsidiaries has any material liability for the Taxes of any other person under any applicable Laws, as a transferee or successor, by contract or otherwise.

5.17 Brokerage. There are no claims for brokerage commissions, finders' fees, bonuses or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon the Acquired Corporations or the Vendor.

5.18 Related Party Transactions. Except as set forth in Section 5.18 of the Disclosure Letter, as of the Closing, there are no Contracts or other transactions currently in place between any of the Acquired Corporations, on the one hand, and any officer, director, shareholder, member, other equity owner, manager, employee or Affiliate of the Acquired Corporations or of the Vendor or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

5.19 Mineral Title.

(a) Section 5.19 of the Disclosure Letter sets forth a true and complete list of all of the Mineral Interests of the Acquired Corporations (the "JC Mineral Interests") and no other mineral or property rights are necessary for the conduct of the Operations or Business as presently conducted and there are no material restrictions, except as provided in Permits, Leases or JC Material Contracts, on the ability of the Acquired Corporations to use, access transfer or otherwise explore or exploit the JC Mineral Interests;

(b) Except as set forth in Section 5.19 of the Disclosure Letter and subject to Permitted Encumbrances, one of the Acquired Corporations is the legal and/or beneficial owner of all right, title and interest in the JC Mineral Interests;

(c) Except as set forth in Section 5.19 of the Disclosure Letter, the interests of the Acquired Corporations in the JC Mineral Interests are held free and clear of all material liens other than Permitted Encumbrances;

(d) Applying customary standards in the mining industry and to the knowledge of the Vendor, (i) each of the JC Mineral Interests located after the Prior Acquisition Date has been properly located and (ii) each of the JC Mineral Interests has been maintained in material compliance with applicable Laws from and after the Prior Acquisition Date;

(e) To the knowledge of the Vendor and except as set forth in Section 5.19 of the Disclosure Letter, each JC Mining Claim is in good standing with the applicable Governmental Authority, except to the extent that not being in good standing would not be materially adverse to such JC Mining Claim;

(f) Since the Prior Acquisition Date, any and all Taxes and other payments required to be paid in respect of the JC Mineral Interests have been paid, except to the extent that failure to make such payments would not, individually or in the aggregate, be materially adverse to the JC Mineral Interests;

(g) To the knowledge of the Vendor and except as set forth in Section 5.19 of the Disclosure Letter, since the Prior Acquisition Date, any and all material filings required to be filed in respect of the JC Mineral Interests have been filed;

(h) There are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions in respect of the Property created by, through, or under the Acquired Corporations;

(i) None of the Acquired Corporations has received any notice, whether written or oral from any Governmental Authority or any person with jurisdiction or applicable authority of any revocation or intention to revoke any of the Acquired Corporations' interests in the JC Mineral Interests; and

(j) All work and activities carried out on any of the Acquired Corporations or any other person appointed by any of the Acquired Corporations have been carried out in all material respects in compliance with all applicable Laws, and none of the Acquired Corporations or any other person appointed by any of the Acquired Corporations, has received any notice of any material breach of any such applicable Laws.

5.20 Owned Real Property.

(a) Section 5.20 of the Disclosure Letter sets forth a true and complete list of all real property owned in fee simple by any of the Acquired Corporations (the "Owned Real Property"). The Acquired Corporations hold title to the Owned Real Property, free and clear of all Encumbrances except for Permitted Encumbrances.

(b) The Owned Real Property identified in Section 5.20 of the Disclosure Letter comprises all of the Owned Real Property necessary for the conduct of the Business as currently conducted; and none of the Acquired Corporations, the Vendor, and, to the knowledge of the Vendor, no third-party is a party to any agreement or option to purchase any Owned Real Property or interest therein.

5.21 Leased Real Property.

(a) Section 5.21 of the Disclosure Letter sets forth the address of each Leased Real Property, and a list of all material leases and subleases, and any amendments thereto, related to such Leased Real Property (collectively, "Leases") and the lessee or tenant under such Lease for each such Leased Real Property. To the knowledge of the Vendor, the Vendor has delivered or made available to Purchaser a true and correct copy of each Lease. There are no amounts disputed by the Vendor or the Acquired Corporations and not paid to the landlords of the properties required to be listed in Section 5.21 of the Disclosure Letter. To the knowledge of the Vendor, with respect to each of the Leases:

(i) such Lease is legal, valid, binding, enforceable and in full force and effect;

(ii) since the Prior Acquisition Date, the Acquired Corporations have held possession and quiet enjoyment of the Leased Real Property under such Lease; and

(iii) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full.

(b) The Leased Real Property identified in Section 5.21 of the Disclosure Letter comprises all of the Leased Real Property used or intended to be used in or otherwise related to, and necessary for the conduct of, the Business; and none of the Acquired Corporations, the Vendor, and, to the knowledge of the Vendor, no third-party is a party to any agreement or option to purchase any Leased Real Property or interest therein.  The use and operation of the Leased Real Property in the conduct of the Business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, Permit or other agreement.

5.22 Contracts.

(a) Section 5.22 of the Disclosure Letter sets forth a true and complete list of all JC Material Contracts.

(b) To the knowledge of the Vendor, (i) each of the Acquired Corporations has performed, in all material respects all of the obligations required to be performed by it under any JC Material Contract to which it is a party; (ii) each of the Acquired Corporations that is party to a JC Material Contract is entitled to all of its benefits under any such JC Material Contract; (iii) no Acquired Corporation is in material breach or violation of or material default under (in each case, with or without notice or lapse of time or both) any JC Material Contract to which it is a party; and (iv) all JC Material Contracts are valid and binding agreements of the Acquired Corporation which is a party thereto and are in full force and effect and neither the Vendor nor any of the Acquired Corporations or, to the knowledge of the Vendor, other party, as of the date of this Agreement, to any such JC Material Contract is in material breach of the terms thereof.  To the knowledge of the Vendor: (i) there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of any JC Material Contract; (ii) no Acquired Corporation has received notice that any party to a JC Material Contract intends to cancel, terminate or otherwise materially and adversely modify or not renew its relationship with an Acquired Corporation, as applicable, and, to the knowledge of the Vendor, no such action has been threatened.

5.23 Accounts Receivable. Section 5.23 of the Disclosure Letter contains a true and correct list, in all material respects, of the Acquired Corporations' accounts receivable and the amounts thereof ("Accounts Receivable") as of close of business on February 28, 2021, and all such Accounts Receivable represent valid, bona-fide obligations arising from sales actually made or services actually performed by the Acquired Corporations in the Ordinary Course of Business.  The Accounts Receivable are current and aged under 90 days prior to the Effective Date.  Except as described in Section 5.23 of the Disclosure Letter, to the knowledge of the Vendor, there is no material objection to payment, declared inability to timely pay, contest, claim, counterclaim, defense, or right of set-off with respect to any account debtor of any Accounts Receivable relating to the amount or validity of such Accounts Receivable.  The reserve on the JC Financial Statements against the Accounts Receivable for returns and bad debts has been calculated in a manner consistent with the Ordinary Course of Business.

5.24 Accounts Payable. Section 5.24 of the Disclosure Letter contains a true and correct list, in all material respects, of the Acquired Corporations' accounts payable and the amounts thereof ("Accounts Payable") as of close of business on February 28, 2021, which Accounts Payable represent valid, bona-fide third-party obligations arising from sales actually made to, or services actually performed for, the Acquired Corporations in the Ordinary Course of Business.

5.25 Insurance Policies. Section 5.25 of the Disclosure Letter sets forth a description of each insurance policy maintained by the Acquired Corporations with respect to its properties, assets and businesses (the "Insurance Policies") setting forth the type of coverage, the annual premiums, deductibles and coverage amounts therefor and an indication whether such policy is on a "claims made" or "occurrence" basis, and each such policy is in full force and effect.  To the knowledge of the Vendor, the Insurance Policies collectively constitute all of the insurance policies necessary to operate the Business in the Ordinary Course of Business.  Copies of the Insurance Policies have been provided to Purchaser.  Neither the Vendor nor the Acquired Corporations have received any written notice from any insurance carrier or any other person of any, and, to the knowledge of the Vendor, there is no, violation, suspension, revocation or non-renewal of any of the Insurance Policies.  All premiums and other charges due in connection with the Insurance Policies have been timely paid by the Acquired Corporations through the Closing Date.  At no point during the three years prior to the Closing Date have the Acquired Corporations been refused any insurance with respect to the Business or their assets, nor has coverage been limited by any insurance carrier to which the Acquired Corporations have applied for insurance or with which the Acquired Corporations have carried insurance.  To the knowledge of the Vendor, no event relating to the Acquired Corporations has occurred that could reasonably be expected to result in a material upward adjustment in premiums under any of the Insurance Policies.  Immediately following the Closing (and subject to termination thereafter by the Acquired Corporations), the Insurance Policies will remain in full force and effect and will be unaffected by the consummation of the transactions contemplated by this Agreement.  The Acquired Corporations do not have any self-insurance or co-insurance programs.

5.26 Mine Safety and Health. Except as disclosed in Section 5.26 of the Disclosure Letter, since the Prior Acquisition Date, the Vendor has had no reportable incidents or citations and has operated in material compliance with all Mine Safety and Health Administration rules and regulations.

5.27 Bank Accounts; Books and Records. Section 5.27 of the Disclosure Letter lists all of the bank accounts of the Acquired Corporations.  The Acquired Corporations have maintained all of their books and records relating to the operation of the Business in the Ordinary Course of Business and such books and records accurately reflect in all material respects the transactions and operations of the Acquired Corporations and the Business.  At the Closing, all of the books and records of the Acquired Corporations will be in possession of the Acquired Corporations.

5.28 Expropriation. No part of the property or assets of the Acquired Corporations has been taken, condemned or expropriated by any Governmental Authority, nor has any written notice or proceeding in respect thereof been given or commenced, nor to the knowledge of the Vendor do the Acquired Corporations know of any intent or proposal to give such notice or commence any such proceedings.

5.29 Investment Canada Act. The Acquired Corporations are not, and do not undertake, a "Canadian business" within the meaning of the Investment Canada Act (Canada).

5.30 United States Investment Company Act. The Acquired Corporations are not registered, and are not required to be registered, as an "investment company" under the United States Investment Company Act of 1940, as amended, or the rules and regulations promulgated thereunder.

5.31 U.S. Securities Representation. The Consideration Shares and the Consideration Warrants (the "Offered Securities") have not been offered to the Vendor in the United States, and the individuals making the investment decision to acquire the Offered Securities and executing and delivering this Agreement on behalf the Vendor were not in the United States when the investment decision was made or when this Agreement was executed and delivered. The Vendor is not acquiring the Offered Securities as the result of any "directed selling efforts" (as defined in Rule 902(c) of Regulation S). Vendor understands that neither the Offered Securities nor any securities issued upon exercise of the Consideration Warrants have been registered under the U.S. Securities Act, or the securities laws of any state.  Vendor will not distribute any Offered Securities nor any securities issued upon exercise of the Consideration Warrants or any portion thereof in violation of the U.S. Securities Act or the applicable securities laws of any state. The Consideration Warrants may be exercised only in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws.

5.32 Pre-Closing Reorganization. The Purchaser agrees that, prior to the Time of Closing, the Vendor may cause the Corporation to complete the steps contemplated in Section 5.32 of the Disclosure Letter and shall cause the Corporation to complete the step in paragraph [9] of Section 5.32 of the Disclosure Schedule (the "Pre-Closing Reorganization").  Prior to effecting the Pre-Closing Reorganization, the Vendor shall give the Purchaser and its representatives sufficient opportunity to review and comment on all documentation relating to the Pre-Closing Reorganization and all such documentation shall be satisfactory to the Purchaser, acting reasonably, before the Pre-Closing Reorganization is effected, incorporating such reasonable comments made by the Purchaser and its Representatives (and all executed and final documentation shall be provided to the Purchaser as soon as available).  In addition to the foregoing, the Vendor shall provide the Purchaser with a written statement as to the amount of the Triggered Tax Payment no less than five (5) Business Days prior to the Closing Date.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser hereby represents and warrants to the Vendor as follows and acknowledges that the Vendor is relying on such representations and warranties in entering into this Agreement and completing the sale of the Shares and the transactions contemplated hereby:

6.1 Existence.  The Purchaser is a corporation validly existing and in good standing under the laws of the Province of British Columbia. The Purchaser has the corporate power or other organization powers to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents..

6.2 Execution, Delivery and Enforceability.  The execution, delivery and performance of this Agreement each other Transaction Document to which it is a party has been duly authorized by all necessary corporate action on the part of the Purchaser, and constitutes a legal, valid and binding obligation of the Purchaser enforceable by the Vendor in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

6.3 No Conflict.  The entering into of this Agreement and the other Transaction Documents and the performance by the Purchaser of its obligations hereunder and thereunder, including the purchase of the Shares and payment of the Purchase Price, will not (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under any provision of the constating documents of the Purchaser or any Contract to which either of them is a party or by which either of them is bound or (ii) result in a violation in any material respects of any of the terms and provisions of any Law applicable to the Purchaser, subject to obtaining authorization for listing of the Consideration Shares and the First Majestic Shares issuable upon exercise of the Warrants on the TSX and NYSE and making the HSR Act filings contemplated in Section 4.14.

6.4 Consents and Regulatory Approvals.  Other than (i) obtaining authorization for listing of the Consideration Shares and the First Majestic Shares issuable upon exercise of the Warrants on the TSX and NYSE, and (ii) the HSR Act filings contemplated in Section 4.14, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority, including without limitation any anti-trust approval, or any other third party is required to be obtained by the Purchaser in connection with the consummation of the transactions contemplated by this  Agreement.

6.5 Litigation.  Other than as disclosed in the First Majestic Public Disclosure Record, (a) there are no Proceedings pending or, to the knowledge of the Purchaser, threatened against or affecting or related to Purchaser or any First Majestic Material Subsidiary before or by any court or any Governmental Authority which would reasonably be expected to be material to Purchaser on a consolidated basis, and (b) neither Purchaser nor any First Majestic Material Subsidiary is subject to any outstanding injunction decree, ruling or judgment that, either individually or in the aggregate, is reasonably likely to prevent or materially delay completion of the transactions contemplated by this Agreement, or result in a Material Adverse Change in respect of Purchaser.  Purchaser has no knowledge of any ground on which any such Proceeding might be commenced with any reasonable likelihood of success.

6.6 Capitalization of Purchaser.

(a) The authorized share capital of Purchaser consists of an unlimited number of First Majestic Shares without par value, of which, as of the date hereof, 222,681,131 First Majestic Shares are issued and outstanding.  All outstanding First Majestic Shares have been duly authorized, are validly issued as fully paid and non-assessable, and were issued in compliance with the articles of Purchaser and all applicable Laws.

(b) The Consideration Shares and the First Majestic Shares issuable upon the exercise from time to time of the Warrants in accordance with their terms will, when issued and delivered, be duly and validly issued by Purchaser on  their  respective dates of issue as fully paid an non assessable shares and will not be issued in violation of the terms of any agreement or other understanding binding upon Purchaser at the time that such shares are issued  and  will  be  issued  in  compliance with the constating documents of Purchaser and all applicable Laws.

(c) Purchaser or one or more of the First Majestic Subsidiaries is the sole beneficial and registered owner of all the outstanding shares in the capital of each of the First Majestic Material Subsidiaries, with good and marketable title thereto, free and clear of all Encumbrances other than Encumbrances arising in the Ordinary Course of Business.

(d) Except for equity compensation granted by Purchaser pursuant to long term equity incentive or employee compensation plans and except as disclosed in the First Majestic Public Disclosure Record, there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of Purchaser or any of the First Majestic Material Subsidiaries or obligating Purchaser or any of the First Majestic Material Subsidiaries to issue or sell any shares of capital stock of, or any other interest in, Purchaser or any of the First Majestic Material Subsidiaries.

6.7 First Majestic Material Subsidiaries.  The First Majestic Material Subsidiaries are the only subsidiaries of Purchaser which own or lease material property of Purchaser.

6.8 Reporting Issuer Status and Listing.  Purchaser is a reporting issuer (within the meaning of Securities Laws) in good standing in each of the provinces of Canada, is not on the list of defaulting issuers as maintained by the securities commissions in such jurisdictions for a default of any requirement of any Securities Laws, and no order ceasing or suspending trading in the securities of Purchaser has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, other than as disclosed to the Vendor in writing,  to the knowledge of Purchaser, contemplated or threatened by any regulatory authority.  The First Majestic Shares are listed and posted for trading on the TSX, the NYSE, the Regulated Unofficial Market of the Frankfurt Stock Exchange; and are not listed on any other market. Purchaser is in compliance in all material respects with the rules and policies of the TSX and the NYSE and, to the knowledge of Purchaser, no inquiry, review or investigation (formal or informal) or other proceedings involving Purchaser that may operate to prevent or restrict trading of any securities of Purchaser are currently in progress or pending before the TSX, the NYSE, any Securities Authority or the SEC.

6.9 Public Filings. Purchaser has filed all material documents required to be filed by it in accordance with applicable Securities Laws and the rules and policies of the TSX and NYSE. All such documents and information comprising the First Majestic Public Disclosure Record, as to their respective dates (and the dates of any amendments thereto), (i) did not contain any Misrepresentation, and (ii) complied in all material respects with the requirements of applicable securities Laws, and any amendments to the First Majestic Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities, the TSX, the SEC and the NYSE.  Purchaser has not filed any confidential material change report with any Securities Authority, the SEC, the TSX or NYSE that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as such terms are defined under the Securities Act) in any of the information contained in the First Majestic Public Disclosure Record.

6.10 U.S. Securities Law Matters.  Purchaser (i) is a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act, and (ii) is not registered or required to register as an investment company under the U.S. Investment Company Act.  The First Majestic Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act, Purchaser is subject to the reporting requirements of Section 13(a) of the U.S. Exchange Act.  Purchaser is compliance, in all material respects, with the requirements of the SEC with respect to the filing of reports, schedules, forms, statements, and other documents since December 31, 2019 (the "Purchaser SEC Documents"). As of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing, each of the Purchaser SEC Documents complied as to form in all material respects with the applicable requirements of the U.S. Securities Act, the U.S. Exchange Act, and the Sarbanes-Oxley Act, and the rules and regulations of the SEC thereunder applicable to such Purchaser SEC Documents. None of the Purchaser SEC Documents, including any financial statements, schedules, or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Purchaser, none of the Purchaser SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Purchaser SEC Documents.

6.11 Absence of Changes.  Since December 31, 2019, the business of Purchaser has been conducted only in the Ordinary Course of Business consistent with past practices and there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of Purchaser.

6.12 Ownership of Assets. Other than as disclosed in the First Majestic Public Disclosure Record, Purchaser directly or indirectly owns or leases the material properties, business and assets or the interests in the material properties, business or assets referred to in the First Majestic Public Disclosure Record, no party is challenging or disputing the title of Purchaser or any First Majestic Subsidiary to any such material properties, business or assets and all agreements by which Purchaser or any First Majestic Material Subsidiary holds an interest in its material properties, business or assets are in good standing according to their terms and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated.

6.13 Compliance with Laws.  Other than as disclosed in the First Majestic Public Disclosure Record, Purchaser and each of the First Majestic Material Subsidiaries has and is conducting its business in compliance in all material respects with all applicable Laws in each jurisdiction in which its business is carried on, and is not in breach of any such Laws.

6.14 Environmental.  The operation of the First Majestic Material Properties by Purchaser and the First Majestic Material Subsidiaries and the use, maintenance and operation thereof have been and are in compliance with all Environmental Laws (except where non-compliance would not cause a Material Adverse Change in respect of Purchaser). Each of Purchaser and the First Majestic Material Subsidiaries have complied with all reporting and monitoring requirements under all Environmental Laws (except where non-compliance would not cause a Material Adverse Change in respect of Purchaser).

6.15 Material Contracts.  (i) Purchaser and each of the First Majestic Material Subsidiaries has performed, in all material respects all of the obligations required to be performed by it under any First Majestic Material Contract to which it is a party; (ii) Purchaser and each of the First Majestic Material Subsidiaries is entitled to all benefits under any such First Majestic Material Contract; (iii) neither Purchaser nor any of the First Majestic Material Subsidiaries is in material breach or violation of or material default under (in each case, with or without notice or lapse of time or both) any First Majestic Material Contract to which it is a party; and (iv) all First Majestic Material Contracts are valid and binding agreements of Purchaser or the First Majestic Material Subsidiaries which is a party thereto and are in full force and effect and neither Purchaser nor any of the First Majestic Material Subsidiaries or, to the knowledge of the Purchaser, other party, as of the date of this Agreement, to any such First Majestic Material Contract is in material breach of the terms thereof.  To the knowledge of the Purchaser: (i) there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of any First Majestic Material Contract; (ii) neither the Purchaser nor any of the First Majestic Material Subsidiaries has received notice that any party to a First Majestic Material Contract intends to cancel, terminate or otherwise materially and adversely modify or not renew its relationship with Purchaser or a First Majestic Material Subsidiaries, as applicable, and, to the knowledge of the Purchaser, no such action has been threatened.

6.16 Financial Statements. Purchaser audited consolidated financial statements as at and for the fiscal years ended December 31, 2018 and 2019 (including the notes thereto) including, the related management's discussion and analysis (collectively, the "First Majestic Financial Statements") were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Purchaser independent auditors) and fairly present in all material respects the assets, liabilities and consolidated financial position, results of operations and cash flows of Purchaser and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect the revenues, earnings, results of operations, changes in shareholders' equity and reserves required by IFRS in respect of all material contingent liabilities, if any, of Purchaser and its subsidiaries on a consolidated basis. There has been no material change in Purchaser's accounting policies, except as described in the notes to the First Majestic Financial Statements, since December 31, 2019.

6.17 Internal Controls.  To the knowledge of the Purchaser as of the date of this Agreement:

(a) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Purchaser  that are reasonably likely to adversely affect the ability of Purchaser to record, process, summarize and report financial information;

(b) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Purchaser; and

(c) Purchaser's system of internal control over financial reporting is sufficient to (i) maintain records in reasonable detail in order to accurately and fairly reflect the transactions and dispositions of the assets of Purchaser and the First Majestic Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Purchaser and the First Majestic Subsidiaries are made only with the authorization of management and directors of Purchaser and the First Majestic Subsidiaries, as applicable; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Purchaser or the First Majestic Subsidiaries that could have a material effect on the First Majestic Financial Statements.

(d) Since December 31, 2019, neither Purchaser nor any of the First Majestic Material Subsidiaries nor, to Purchaser's knowledge, any director, officer, employee, auditor, accountant or representative of Purchaser or any of the First Majestic Material Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting practices, procedures, methodologies or methods of Purchaser or any of the First Majestic Material Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Purchaser or any of the First Majestic Material Subsidiaries has engaged in questionable accounting practices.

(e) Purchaser has no knowledge of any material adjustments, potential liabilities or obligations, which individually or in the aggregate have not been reflected in the First Majestic Financial Statements, other than liabilities, indebtedness and obligations incurred by Purchaser and/or the First Majestic Material Subsidiaries in the Ordinary Course of Business, or as contemplated in this Agreement.

(f) Purchaser maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109) to provide reasonable assurance that (i) material information relating to Purchaser is made known to Purchaser's management, including its chief financial officer and chief executive officer, particularly during the periods in which Purchasers 's interim filings and annual filings (as such terms are defined in NI 52-109) are being prepared; and (ii) information required to be disclosed by Purchaser in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws are recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws.

(g) Purchaser (A) maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act) to ensure that material information required to be disclosed by Purchaser in the reports that it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to Purchaser's management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to the auditors of Purchaser and the audit committee of the board of directors of Purchaser (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser's internal controls over financial reporting.

(h) Purchaser maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Based upon the most recent evaluation by Purchaser's management, such internal control over financial reporting is effective, and since the date of such evaluation nothing has come to the attention of Purchaser to lead it to believe that such internal control over financial reporting is no longer effective. Purchaser maintains internal controls over financial reporting (as such term is defined in NI 52-109). To the knowledge of Purchaser, such internal controls over financial reporting are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

6.18 Anti-Corruption and Money Laundering.  None of Purchaser or any of the First Majestic Material Subsidiaries, nor to the knowledge of the Purchaser, any of their respective directors, officers, employees or agents has taken any action that would cause Purchaser or any of the First Majestic Material Subsidiaries to be in violation in any material respect of the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States) or any similar legislation in any jurisdiction in which it conducts its business and to which it is subject.  Other than as disclosed to the Vendor in writing, no proceedings under any such law are pending against or affecting Purchaser or any of the First Majestic Material Subsidiaries nor, to the knowledge of the Purchaser, are any threatened. The operations of Purchaser and its First Majestic Material Subsidiaries are, and have been conducted at all times in material compliance with the financial record-keeping and reporting requirements of anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority to which the Vendor or an Acquired Corporation is subject and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any governmental entity or body or arbitrator involving the Purchaser or any of the First Majestic Material Subsidiaries with respect to the Money Laundering Laws is to the knowledge of the Purchaser, pending or threatened.

6.19 Taxes.

(a) Except for the requirement to file Tax Returns in respect of income taxes for the current taxation period (which return is not yet due), and any income Tax Return which is required to be filed as a result of or in connection with the transactions contemplated herein, Purchaser and each of its subsidiaries has duly filed in the prescribed manner and within the prescribed time all material Tax Returns required to be filed by it on or before the date hereof with any taxing or regulatory authority to which it is subject and each such material Tax Return was complete and accurate at the time filed.

(b) Except as set forth in its most recent condensed interim consolidated financial statements, Purchaser and each of its subsidiaries has paid all Taxes and installments on account of Taxes that are due and payable by it, and any interest, penalties and fines in connection therewith, properly due and payable, and has paid all of same in connection with all known assessments, reassessments and adjustments.

(c) Each of Purchaser and each of its subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including all goods and services, harmonized sales, value added, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(d) There are no Taxes or fines in respect of Taxes claimed by any Governmental Authority against Purchaser or any of its subsidiaries or which are known to Purchaser to be due and owing by Purchaser or any of its subsidiaries and, to the knowledge of the Purchaser, there are no pending or threatened reassessments by any Governmental Authority in respect of Taxes owing by Purchaser or any of its subsidiaries, and there are no matters of dispute or under discussion with any Governmental Authority relating to Taxes or fines in respect of Taxes asserted by such Governmental Authority against Purchaser or any of its subsidiaries.

(e) The most recent condensed interim consolidated financial statements of Purchaser fully reflect accrued liabilities as at December 31, 2020 for all Taxes which were not yet then due and payable and for which Tax Returns were not yet then required to be filed.

(f) There are no agreements, waivers or other arrangements made by Purchaser or any of its subsidiaries providing for an extension of time with respect to any assessment or reassessment of Tax, the filing of any Tax Return or the payment of any Tax by Purchaser or any of its subsidiaries.

(g) Purchaser and the First Majestic Subsidiaries have withheld the amount of all Taxes and other deductions required under any applicable Laws to be withheld from each payment made by it and has paid all amounts withheld which are due and payable before the date hereof to the relevant taxing or other authority within the time prescribed under any applicable Laws.

(h) There are no material Encumbrances for Taxes upon any properties or assets of Purchaser or any of its subsidiaries (other than Liens relating to Taxes not yet due and payable and for which adequate reserves have been recorded in the most recent condensed interim consolidated financial statements of Purchaser ).

(i) For all transactions between Purchaser or any of its subsidiaries and any person who is not resident in Canada for purposes of the Canada Tax Act with whom Purchaser or its subsidiary, as the case may be, was not dealing at arm's length for purposes of the Canada Tax Act, Purchaser or the subsidiary, as the case may be, has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Canada Tax Act (or comparable provisions of any other applicable legislation) and all such transactions reflect arm's-length terms and conditions.

(j) For the purposes of the Canada Tax Act and any other relevant Tax purposes: (i) Purchaser is resident in Canada and is a taxable Canadian corporation; and (ii) each subsidiary of Purchaser is resident in the jurisdiction in which it was formed, and is not resident in any other country.

(k) None of Sections 78 or 80 to 80.04 of the Canada Tax Act (or comparable provisions of any other applicable legislation) have applied to Purchaser or any of its subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78 or 80 to 80.04 of the Canada Tax Act (or comparable provisions of any other applicable Laws) to Purchaser or any of its subsidiaries.

(l) Neither Purchaser or any of its subsidiaries is a party to or bound by any material Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement or similar agreement. Neither Purchaser nor any of its subsidiaries has any material liability for the Taxes of any other person under any applicable Laws, as a transferee or successor, by contract or otherwise.

ARTICLE 7
CLOSING CONDITIONS

7.1 Closing Conditions in Favour of the Purchaser.  The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment on or before the Time of Closing of each of the following conditions:

(a) each of the Vendor Fundamental Representations shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of such time and each of the other representations and warranties made by the Vendor in this Agreement shall be true and correct in all respects except where the failure of such representations and warranties to be true and correct do not constitute in aggregate a Material Adverse Change (disregarding for purposes of this Section 7.1(a) any materiality, Material Adverse Change or similar qualification contained in any such representation or warranty), in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, then as of such date, or except as affected by transactions contemplated or permitted by this Agreement), and the Vendor shall have provided to the Purchaser a certificate dated the Closing Date executed by a senior officer to the foregoing effect;

(b) the Vendor shall have performed and complied in all material respects with all covenants, conditions and agreements required by this Agreement to  be performed or complied with by the Vendor on or prior to the Time of Closing, and the Vendor shall have provided to the Purchaser a certificate dated the Closing Date executed by a senior officer to the foregoing effect;

(c) there shall have been no Material Adverse Change since the date of this Agreement;

(d) no provision of any applicable Law shall prohibit or make illegal the Closing, and no Governmental Authority or other person shall have instituted or threatened any proceeding seeking to impose any such restraint or prohibition, or otherwise make illegal, the Closing;

(e) each of the Vendor Consents shall have been obtained in form and substance satisfactory to the Purchaser, acting reasonably, and be in effect as of the Closing Date;

(f) the Purchaser shall have obtained any required approvals of the TSX and NYSE for the transactions contemplated by this Agreement, including the issuance of the Consideration Shares and the First Majestic Shares issuable pursuant to the Consideration Warrants, subject only to customary conditions;

(g) the Vendor shall have caused the Corporation to dispose of all right, title and interest of it in Jerritt Canyon Management Inc. (such that none of the Acquired Corporations shall have an interest therein, whether direct or indirect);

(h) the Vendor shall have delivered a title opinion update with respect to the unpatented mining claims comprising the Property that were covered under the April 2014 Update Title Opinions provided by Jeff Faillers to Veris Gold USA Inc. on April 17, 2014;

(i) Jerritt Canyon Gold LLC shall have obtained a reissuance of owner's policy of title insurance, Policy No. NCS-697558, in the amount of $10,000,000 with respect to the Owned Real Property and Leased Real Property included in Policy No. NCS-697558, with an effective date within 30 days prior to Closing and in a form satisfactory to the Purchaser acting reasonably;

(j) the Purchaser and the Vendor shall have made completed filings under the HSR Act with both the United States Federal Trade Commission and the United States Department of Justice, and the required waiting period under the HSR Act shall have expired (or a Notice of Early Termination shall have been received) without receipt of a Second Request or the commencement of an Extended Waiting Period under the HSR Act; and

(k) the Private Placement shall have been completed on the terms hereof;

(l) all deliveries contemplated by Section 3.3 shall have been tabled.

The foregoing conditions are for the exclusive benefit of the Purchaser and any such condition may be waived in whole or in part by the Purchaser at or prior to the Time of Closing by delivering to the Vendor a written waiver to that effect executed by the Purchaser. Delivery of any such waiver shall be without prejudice to any rights and remedies the Purchaser may have for breach of covenant, representation or warranty by the Vendor, and also without prejudice to the Purchaser's rights of termination in the event of non-performance of any other conditions in whole or in part.

7.2 Closing Conditions in Favour of the Vendor.  The obligations of the Vendor to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment on or before the Time of Closing of each of the following conditions:

(a) each of the Purchaser Fundamental Representations shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of such time and each of the other representations and warranties made by the Purchaser in this Agreement shall be true and correct in all respects except where the failure of such representations and warranties to be true and correct do not constitute in aggregate a Material Adverse Change (disregarding for purposes of this Section 7.2(a) any materiality, Material Adverse Change or similar qualification contained in any such representation or warranty), in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, then as of such date, or except as affected by transactions contemplated or permitted by this Agreement), and the Purchaser shall have provided to the Vendor a certificate dated the Closing Date executed by a senior officer to the foregoing effect;

(b) the Purchaser shall have performed and complied in all material respects with all covenants, conditions and agreements required by this Agreement to be performed or complied with by the Purchaser on or prior to the Time of Closing, and the Purchaser shall have provided to the Vendor a certificate dated the Closing Date executed by a senior officer to the foregoing effect;

(c) the Consideration Shares and the First Majestic Shares issuable upon exercise of Warrants from time to time shall have been authorized for listing on the TSX and the NYSE, subject to official notice of issuance;

(d) the Purchaser and the Vendor shall have made completed filings under the HSR Act with both the United States Federal Trade Commission and the United States Department of Justice, and the required waiting period under the HSR Act shall have expired (or a Notice of Early Termination shall have been received) without receipt of a Second Request or the commencement of an Extended Waiting Period under the HSR Act;

(e) all deliveries contemplated by Section 3.4 shall have been tabled;

(f) the Purchaser Escrow Amount shall have been deposited with the Escrow Agent; and

(g) the Pre-Closing Reorganization shall have been completed in a manner satisfactory to the Vendor, acting reasonably.

The foregoing conditions are for the exclusive benefit of the Vendor and any such condition may be waived in whole or in part by the Vendor at or prior to the Time of Closing by delivering to the Purchaser a written waiver to that effect executed by the Vendor. Delivery of any such waiver shall be without prejudice to any rights and remedies the Vendor may have for breach of covenant, representation or warranty by the Purchaser, and also without prejudice to the Vendor's rights of termination in the event of non-performance of any other conditions in whole or in part.

ARTICLE 8
SURVIVAL AND INDEMNIFICATION

8.1 Survival of Representations, Warranties and Covenants.  Subject to Section 8.6, all representations, warranties and covenants contained in this Agreement and in all other agreements, documents and certificates delivered pursuant to or contemplated by this Agreement (other than the Closing deliverables set out in Article 3 and the Closing conditions set out in Article 7) shall survive the Closing and shall not merge.

8.2 Indemnification by the Vendor.  Subject to the limitations set out elsewhere in this Article 8, the Vendor shall indemnify and save harmless the Purchaser Indemnified Parties from and against all Losses suffered or incurred by a Purchaser Indemnified Party as a result of or arising directly or indirectly out of or in connection with:

(a) any breach by the Vendor of any the Vendor Fundamental Representations;

(b) any breach by the Vendor of any representation or warranty of the Vendor contained in this Agreement (other than a breach of a Vendor Fundamental Representation) or in any agreement, certificate or other document delivered pursuant hereto;

(c) any liability for Taxes (other than Triggered Taxes) in respect of the Pre-Closing Tax Period and in respect of the Straddle Period ending immediately prior to the Closing Time to the extent that the cash Taxes provided for in the Audited Financial Statements exceed the cash Taxes provided for in the JC Financial Statements;

(d) the Debt Repayment;

(e) any breach or non-performance by the Vendor of any covenant contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto;

(f) any Losses (including for certainty any withholding Taxes that accrued prior to the Time of Closing that are not included in the Triggered Tax Payment) arising from the Pre-Closing Reorganization (and for certainty only Triggered Taxes in excess of the Triggered Tax payment will be considered a Loss).

For the purposes of Section 8.2(c), "cash Taxes" means Taxes other than Deferred Taxes, as defined under IFRS.

8.3 Indemnification by the Purchaser.  Subject to the limitations set out elsewhere in this Article 8, the Purchaser shall indemnify and save harmless the Vendor Indemnified Parties from and against all Losses suffered or incurred by a Vendor Indemnified Party as a result of or arising directly or indirectly out of or in connection with:

(a) any breach by the Purchaser of any the Purchaser Fundamental Representations;

(b) any inaccuracy or breach by the Purchaser of any representation or warranty of the Purchaser contained in this Agreement (other than a breach of a Purchaser Fundamental Representation) or in any agreement, certificate or other document delivered pursuant hereto;

(c) any breach or non-performance by the Purchaser of any covenant contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto.

8.4 Limitation of Liability.

(a) The Purchaser shall not be entitled to require payment pursuant to the indemnity contained in Section 8.2(b) unless and until the aggregate amount of all Losses exceeds $5,000,000 and, in such case, the Vendor shall be liable only for the amount of such Losses above $500,000, provided for clarity that the foregoing shall not apply in connection with a breach of any Vendor Fundamental Representation.

(b) The Vendor shall not be entitled to require payment in respect of any Loss pursuant to the indemnity contained in Section 8.3(b) unless and until the aggregate amount of all Losses exceeds $5,000,000 and, in such case, the Purchaser shall be liable only for the amount of such Losses above $500,000, provided for clarity that the foregoing shall not apply in connection with a breach of any Purchaser Fundamental Representation.

(c) The maximum aggregate liability of the Vendor in respect of the indemnities contained in (i) Section 8.2(b) shall not exceed $50,000,000 and (ii) in Section 8.2(a) shall not exceed the Purchase Price;

(d) The maximum aggregate liability of the Purchaser in respect of the indemnities contained in (i) Section 8.3(b) shall not exceed $50,000,000 and (ii) in Section 8.3(a) shall not exceed the Purchase Price.

(e) Notwithstanding any other provision in this Article 8, for the avoidance of doubt, in no event shall the aggregate liability of the Vendor in respect of all indemnities under this Agreement exceed the Purchase Price; provided, however, that this Section 8.4(e) shall not apply in the case of fraud by the Vendor.

(f) Notwithstanding any other provision in this Article 8, for the avoidance of doubt, in no event shall the aggregate liability of the Purchaser in respect of all indemnities under this Agreement exceed the Purchase Price; provided, however, that this Section 8.4(f) shall not apply in the case of fraud by the Purchaser.

(g) The Purchaser Indemnified Parties shall not have any right to indemnification under this Agreement for any breach of or inaccuracy in the representations and warranties under Section 5.16 to the extent such Losses or Taxes are (i) attributable to taxable periods (or portions thereof) after the Time of Closing except to the extent that such Taxes are attributable to the Pre-Closing Reorganization, (ii) due to the unavailability in any taxable period (or portion hereof) beginning after the Time of Closing of any net operating losses, credits or other Tax attribute from a Pre-Closing Tax Period or (iii) attributable to the Purchaser's non-compliance with this Agreement.

8.5 Notice of Claim.

(a) A Vendor Indemnified Party or Purchaser Indemnified Party, as the case may be, that may be entitled to make a claim for indemnification (a "Claim") under this Agreement (the "Indemnified Party") shall give written notification to the other Party (the "Indemnifying Party") of such Claim (a "Notice of Claim") promptly upon becoming aware of the Claim, but in no event later than the relevant date, if any, specified in Section 8.6. The Notice of Claim shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a "Third Party Claim") or whether the Claim does not so arise (a "Direct Claim"), and shall also specify with reasonable particularity, to the extent that the information is available, the factual basis for the Claim and the amount of the Claim. For purposes of this Article 8, a Notice of Claim shall be deemed to have been given promptly if it is given no later than the earlier of 10 days of becoming aware of the Claim and the relevant date, if any, specified in Section 8.6.

(b) If an Indemnified Party fails to provide the Indemnifying Party with a Notice of Claim promptly as required by subsection (a), the Indemnifying Party may be relieved of the obligation to pay damages to the extent, and only with respect to such portion thereof as, it can show that it was prejudiced in its defence of the Claim or in proceeding against a third party who would have been liable to it by the fact of the delay, but the failure to provide such Notice of Claim promptly shall not otherwise release the Indemnifying Party from its obligations under this Article 8.

(c) If the date by which a Notice of Claim must be given as set out in Section 8.6 in respect of a breach of representation and warranty has passed without any Notice of Claim having been given to the Indemnifying Party, then the related Claim shall be forever extinguished, notwithstanding that by the date specified in Section 8.6 the Indemnified Party did not know, and in the exercise of reasonable care could not have known, of the existence of the Claim.

8.6 Time Limits for Notice of Claim for Breach of Representations and Warranties.

(a) The Vendor shall not be required to indemnify or save harmless any Purchaser Indemnified Party pursuant to Section 8.2(a), 8.2(b) or 8.2(f) unless the Purchaser shall have provided to the Vendor a Notice of Claim within the following time limits:

(i) with respect to the Vendor Fundamental Representations or any Claim based on fraud, at any time after Closing;

(ii) with respect to the representations and warranties set out in Section 5.13 (Environmental Matters), not later than 24 months after the Closing Date;

(iii) with respect to the representations and warranties set out in Section 5.16 (Taxes), not later than the day that is 90 days after the date on which the relevant Tax period becomes closed for assessment or reassessment under applicable Law (without regard to any waiver that may be filed or that was filed in respect of the period);

(iv) with respect to Claims arising from the Pre-Closing Reorganization, within ninety (90) days after the date on which the relevant Tax period becomes closed for assessment or reassessment under applicable Law (without regard to any waiver that may be filed or that was filed in respect of the period); and

(v) with respect to all other representations and warranties, not later than 18 months after the Closing Date.

(b) The Purchaser shall not be required to indemnify or save harmless a Vendor Indemnified Party pursuant to Sections 8.3(a) or 8.3(b) unless the Vendor shall have provided to the Purchaser a Notice of Claim within the following time limits:

(i) with respect to the Purchaser Fundamental Representations or any claim based on fraud, at any time after Closing;

(ii) with respect to all other representations and warranties not later than 18  months after the Closing Date.

8.7 Direct Claims.  With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 60 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 60-day period (or any extension thereof mutually agreed upon in writing) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed-upon amount of the Claim, failing which the matter shall be determined by a court of competent jurisdiction.

8.8 Third Party Claims.

(a) The Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of any Third Party Claim and if the Indemnifying Party assumes control, it shall reimburse the Indemnified Party for all of the Indemnified Party's out-of-pocket expenses prior to the time the Indemnifying Party assumed control. If the Indemnifying Party elects to assume such control, the Indemnified Party shall  have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences). The Indemnifying Party shall not settle any Third Party Claim without the prior written consent of the Indemnified Party unless such settlement does not involve an admission of liability and a release in favour of the applicable Acquired Corporation is obtained as part of the settlement.

(b) If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control.

(c) If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable Law to incur losses or make a payment to any person (a "Third Party") with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may incur such Losses or make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under such Third Party Claim, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after the receipt of the difference from the Third Party, pay the amount of such difference, together with any interest thereon paid by the Third Party to the Indemnified Party, to the Indemnifying Party.  In addition, the Indemnifying Party shall post all security required by any court, regulatory body or other authority having jurisdiction, including without limitation, for purposes of enabling the Indemnifying Party to contest any Third Party Claim.

(d) If the Indemnifying Party fails to assume control of the defence of any Third Party Claim or defaults in respect of any of its obligations under this Section 8.8 with respect thereto, the Indemnified Party shall have the exclusive right to contest the amount claimed and may settle and pay the same on 15 days' prior written notice to the Indemnifying Party and the Indemnifying Party shall, thereupon, be deemed to have agreed that such settlement is reasonable and binding upon the Indemnifying Party and may be agreed to by the Indemnified Party and all other persons liable in respect of the Third Party Claim unless within such 15-day period the Indemnifying Party notifies the Indemnified Party that it is assuming or reassuming control of such defence and thereafter assumes or reassumes such control and does not default.

(e) The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available); provided, however, that any out-of-pocket expenses incurred by the Indemnified Party in connection therewith shall be for the account of the Indemnifying Party.

(f) If the Indemnifying Party assumes control of the defence of any Third Party Claim, such assumption shall, by its terms and shall be deemed to be, an acknowledgement of its obligation to indemnify the Indemnified Party in accordance with the terms of this Article 8 with respect to such Claim. The final determination of any Third Party Claim pursuant to this Section 8.8, including all related costs and expenses, shall be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be, of such Third Party Claim against the Indemnifying Party.

(g) To the extent of any conflict between the provisions of this Article 8 and Section 4.5 with respect to any Claim for Taxes, the provisions of Section 4.5 shall control.

8.9 Adjustments.

(a) The amount of any Loss for which indemnification is provided in this Article 8 will be adjusted to take into account any Tax or other benefit realized by the Indemnified Party by reason of the Loss for which indemnification is so provided. Any such Tax or other benefit will be taken into account at such time as it is received by the Indemnified Party.

(b) In determining the amount of any Losses under this Article 8, such Losses will be increased to take into account any incremental Tax actually incurred by the Indemnified Party as a result of the matter giving rise to such Losses relative to the Tax that would have been incurred had the Losses not occurred.

(c) Where an Indemnified Party is, or would be likely to be, entitled to recover or be compensated or indemnified by another person, whether by way of contract, indemnity or otherwise (including under a policy of insurance), any amount in respect of a Claim made by the Indemnified Party, the Indemnified Party shall promptly notify the Indemnifying Party of such right or entitlement, take commercially reasonable steps to seek recovery of that amount and keep the Indemnifying Party reasonably apprised of the status of such recovery. The amount of the Claim by the Indemnified Party shall be reduced by any amount actually recovered by the Indemnified Party (net of all reasonable out of pocket costs and expenses incurred in doing so and any incremental Tax paid or payable on the amount recovered).

(d) If, after an Indemnifying Party has made a payment in respect of a Claim, an Indemnified Party recovers from or is paid by another person any amount in respect of the Loss that gave rise to the Claim, the Indemnified Party shall promptly, and in any event within 10 Business Days, pay to the Indemnifying Party, the lesser of (i) the amount of the Loss that was recovered or paid and (ii) the amount paid by the Indemnifying Party to the Indemnified Party in respect of the Claim, in either case net of all reasonable out of pocket costs and expenses incurred in obtaining the recovery or payment and any incremental Tax paid or payable as a result of receiving such recovery or payment.

(e) Any payment made by the Vendor pursuant to this Article 8 shall constitute a reduction in the Purchase Price and any payment made by the Purchaser pursuant to this Article 8 shall constitute an increase in the Purchase Price. In either case, the Vendor and the Purchaser shall, within a reasonable time of payment and receipt of such payment, as applicable, and in any event within two months of such payment, request all amendments to its or current Tax Returns as may be necessary to reflect the foregoing.

8.10 Exclusivity. No Party may make any claim for any Loss, or seek any other remedy in respect of any Transaction, except by making a Claim pursuant to and in accordance with this Article 8.

8.11 Reasonable Steps to Mitigate.  The Indemnified Party will take commercially reasonable steps to mitigate all Losses, including availing itself of any defences, limitations, rights of contribution, claims against third persons, and other rights at law or equity and will provide such evidence and documentation of the nature and extent of the Loss as may be reasonably requested by the Indemnifying Party and in determining the amount of any Loss, reasonable mitigation will be taken into account.

8.12 Trustee and Agent. The Purchaser, on the one hand, and the Vendor, on the other hand, acknowledge that the other Party is acting as trustee and agent for the Purchaser Indemnified Parties and the Vendor Indemnified Parties, respectively, on whose behalf and for whose benefit the indemnities in this Article 8 are provided and that such remaining Indemnified Parties shall have the full right and entitlement to take the benefit of and enforce such indemnity notwithstanding that they may not individually be parties to this Agreement. The Parties agree that the other Party may enforce the indemnity for and on behalf of such Indemnified Parties and, in such event, the Party from whom indemnification is sought will not in any proceeding to enforce the indemnity by or on behalf of such Indemnified Parties assert any defence thereto based on the absence of authority or consideration or privity of contract and irrevocably waives the benefit of any such defence.

ARTICLE 9
TERMINATION

9.1 Termination.  This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of the Vendor and the Purchaser;

(b) by the Purchaser by written notice to the Vendor:

(i) if the Purchaser is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Vendor pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 7.1 and such breach, inaccuracy or failure (A) cannot be or has not been cured within 15 days following delivery by the Purchaser to the Vendor of written notice of such breach or failure to perform and (B) has not been waived by the Purchaser;

(ii) if any of the conditions set forth in Section 7.1 or 7.2 shall not have been fulfilled by the Outside Date, unless such failure shall be due to the failure of the Purchaser to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(iii) pursuant to Section 4.12(b); or

(c) by the Vendor by written notice to the Purchaser if:

(i) the Vendor is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Purchaser pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 7.2 and such breach, inaccuracy or failure (A) cannot be or has not been cured within 15 days following delivery by the Vendor to the Purchaser of written notice of such breach or failure to perform and (B) has not been waived by the Vendor; or

(ii) any of the conditions set forth in Section 7.1 or 7.2 shall not have been fulfilled by the Outside Date, unless such failure shall be due to the failure of the Vendor to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(d) by the Purchaser or the Vendor in the event that:

(i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

9.2 Termination Fee Events.

(a) If a Purchaser Termination Fee Event occurs, then the Purchaser shall pay to the Vendor the Termination Fee, net of any applicable withholding Taxes, by wire transfer of immediately available funds.  Any such withheld Taxes shall be timely remitted by the Purchaser to the applicable Governmental Authority and thereafter shall be treated for all purposes of this Agreement as having been paid to the Vendor.

(b) If a Vendor Termination Fee Event occurs, then the Vendor shall pay to the Purchaser the Termination Fee, net of any applicable withholding Taxes, by wire transfer of immediately available funds.  Any such withheld Taxes shall be timely remitted by the Vendor to the applicable Governmental Authority and thereafter shall be treated for all purposes of this Agreement as having been paid to the Purchaser.

(c) The Termination Fee shall become due and payable within two Business Days after the occurrence of a Termination Event.

(d) Each of the Parties acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that the Termination Fee is a payment of liquidated damages and represent a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. The Parties irrevocably waive any right they may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that, upon the occurrence of any Termination Event, if the Termination Fee is paid in full, the Party receiving payment of the Termination Fee shall be precluded from any other remedy against the Party paying the Termination Fee at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Party paying the Termination Fee in connection with this Agreement or the transactions contemplated hereby.

(e) Nothing in this Section 9.2 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement, provided that no Party shall seek or obtain, or be obligated to pay, punitive or exemplary damages relating to this Agreement or the transactions contemplated hereby, whether arising in tort or at law or equity.

(f) Nothing in this Section 9.2 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

9.3 Termination Procedure.  If this Agreement is terminated pursuant to Section 9.1 hereof:

(a) all information received by any Party shall be treated as confidential, and each Party shall promptly and, in any event, within five (5) Business Days of receipt of a written request from the other Party,

(i) deliver to the other Party or,

(ii) if so requested by the other Party, destroy,

all tangible information and erase all information in electronic form furnished by the other Party, its affiliates, and their respective representatives to the Party or its representatives, without retaining copies thereof. In such event, within the same time period, the Party shall destroy or erase, as the case may be, all other documents or records constituting or containing information created by or for the Party or its representatives, unless prepared exclusively from publicly available information. The Party shall deliver to the other Party a certificate confirming in writing its compliance with this clause; and

(b) any filings, applications and other submissions made pursuant hereto shall, to the extent practicable, be withdrawn from the Governmental Authority or other person to which made.

Except as set forth herein, each Party's right of termination under Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination shall not be an election of remedies.

9.4 Surviving Provisions on Termination.  Notwithstanding any other provisions of this Agreement, if this Agreement is terminated (whether by a Party or automatically or otherwise), the provisions of Sections 2.4, 4.4, 9.2, 9.3, 9.4, Article 8, Article 10 and the provisions of the Confidentiality Agreement (subject to any time limitations referred to therein) shall survive such termination and remain in full force and effect, along with any other provisions of this Agreement which expressly or by their nature survive the termination hereof.

ARTICLE 10
GENERAL PROVISIONS

10.1 Notices.

(a) Any notice or other communication that is required or permitted to be given hereunder shall be in writing and shall be validly given if delivered in person (including by courier service) or transmitted by email with confirmation receipt requested as follows:

(i) in the case of the Purchaser:

First Majestic Silver Corp.

Suite 1800 - 925 West Georgia Street

Vancouver, British Columbia  V6C 3L2

Attention:  Keith Neumeyer, President & CEO

email:  [Redacted for confidentiality purposes]

with a copy, which shall not constitute notice, to:

DuMoulin Black LLP
10th Floor, 595 Howe Street
Vancouver, British Columbia  V6C 2T5
Attention:  David Gunasekera
email:  dgunasekera@dumoulinblack.com

(ii) in the case of the Vendor:

Sprott Mining Inc.
Suite 2600, 200 Bay street
Toronto, Canada  M5J 2J1
Attention: Jeff Kennedy
[Redacted for confidentiality purposes]

with a copy, which shall not constitute notice, to:

Irwin Lowy LLP
217 Queen Street West, Suite 401
Toronto, ON M5V 0R2
Attn: Chris Irwin
cirwin@irwinlowy.com

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by email (or, if such day is not a Business Day or such notice or other communication was delivered or transmitted after 5:00 p.m. (recipient's time), on the next following Business Day).

(c) Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 10.1.

10.2 Applicable Law.

(a) This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the Laws of the Province of British Columbia and the federal Laws of Canada applicable in such province.;

(b) Each of the Parties irrevocably and unconditionally: (i) submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement; (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts; and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

10.3 Equitable Remedies.  The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties accordingly agree that the Parties shall be entitled to equitable remedies including, but not limited to, specific performance and injunction to prevent breaches or threatened breaches of this Agreement, without being required to show irreparable harm or to provide any security therefor, in addition to any other remedy to which the Party may be entitled at law or in equity.

10.4 Entire Agreement.  This Agreement, along with the other Transaction Documents, constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof and thereof except as provided herein or therein. Notwithstanding the foregoing, the Parties acknowledge and agree that the Confidentiality Agreement remains in full force and effect.

10.5 Severability.  If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto.

10.6 No Waiver.  The failure of any Party to insist upon strict adherence to any provision of this Agreement on any occasion shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to such provision or any other provision of this Agreement.  No purported waiver shall be effective as against any Party unless consented to in writing by such Party. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent or other breach.

10.7 Further Assurance.  Each of the Parties hereto shall, from time to time hereafter, do all such acts and execute and deliver all such further certificates or other documents, and will cause the doing of all such acts and will cause the execution of all such further certificates or other documents as  are within its power as any other Party may in writing at any time and from time to time reasonably request be done and or executed in order to give full effect to the provisions of this Agreement.

10.8 Amendments.  No term or provision of this Agreement may be amended except by an instrument in writing signed by all the Parties to this Agreement.

10.9 Assignment.  No Party shall assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Parties; provided, however, that upon reasonable notice to the Vendor, (i) the Purchaser may assign this Agreement and its rights and benefits hereunder to another wholly-owned subsidiary of the Purchaser and (ii) the  Purchaser may assign this Agreement and its rights and benefits hereunder to any lender(s) (including any agent for any lender(s)) as collateral security for any indebtedness of the Purchaser, further provided, however, that no such assignment shall relieve the Purchaser from any of their respective obligations hereunder.

10.10 Enurement.  This Agreement will enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

10.11 Expenses.  Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement, the agreements contemplated herein and the transactions contemplated herein and therein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

10.12 Counterparts.  This Agreement may be executed in any number of counterparts (including by pdf or fax) each of which when so executed will be deemed to be an original and when taken together shall constitute the entire and same agreement.

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IN WITNESS WHEREOF this Agreement has been executed by the Parties as of the date first written above.

FIRST MAJESTIC SILVER CORP.

By:        "Keith Neumeyer"

Name:  Keith Neumeyer

Title: President and Chief Executive Officer

SPROTT MINING INC.

By:        "Eric Sprott"

Name: Eric Sprott

Title:  President

SCHEDULE 5.16(y)

Form of Concurrence

[see attached]

CONCURRENCE AGREEMENT  RE CAPITAL DIVIDEND

TO: Jerritt Canyon Canada Ltd. (the "Corporation")

AND TO: First Majestic Silver Corp.

RE: Election pursuant to subsection 184(3) of the Income Tax Act (Canada) (the "ITA") in respect of a deemed dividend in the amount of CAD$                                                        paid to the undersigned on the ____  day of              , 2021 by the Corporation on its common shares.

Reference is made to section 5.16(y) of the Share Purchase Agreement dated March____, 2021 (the "SPA").  The SPA was executed by the undersigned in its capacity as the Vendor (as defined in the SPA) of the Corporation.

The undersigned acknowledges that the Corporation has paid a dividend (the "Dividend") to it as part of the Pre-Closing Reorganization as described in Section 5.32 of the Disclosure Letter to the SPA.  The Dividend is intended to be a capital dividend for ITA purposes.  However, section 5.16(y) of the SPA provides an alternate mechanism for the tax treatment of the Dividend, if necessary.

As stated in section 5.16(y) of the SPA, and subject to the terms thereof, the undersigned hereby concurs in any election that may be made by the Corporation (including any successor of the Corporation) pursuant to subsection 184(3) of the ITA in respect of such Dividend, for the purpose of ensuring that no tax under Part III of the ITA is payable by the Corporation or any successor in respect of such Dividend.

DATED this day of , 20__.

Sprott Mining Inc.

__________________________________________
Name:

Title: